                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number: 333-10486

                         For the Month of August 2001


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Sibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)






         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X              Form 40-F
                               -----                      ----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                        No  X
                                   -----                    -----


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

Information furnished on this form:

                                Table of Contents


1. Trend Micro Report of Half-Year Results (Consolidated) For Fiscal Year Ending December 31, 2001.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Trend Micro Incorporated


Date: August 7, 2001                         By: /s/ Chang Ming-Jang
                                                 -------------------
                                                     Chang Ming-Jang
                                                     Representative Director;
                                                     President, Chief Executive
                                                     Officer and Chairman of the
                                                     Board

                                                                  August 3, 2001

                   Report of First Half Results (Consolidated)
                    For Fiscal Year Ending December 31, 2001



    Company:           Trend Micro Incorporated                 Tokyo Stock Exchange 1st Section
    Code:              4704                                     Location : Tokyo
    Address:           Odakyu Southern Tower, 10F 2-2-1         Yoyogi Shibuya-ku Tokyo, 151-8583 Japan

    Contact:           Title              Director, Chief Financial Officer
                       Name               Mahendra Negi         (Phone: 81-3-5334-3600)


    Date of the board of directors meeting
            authorizing the first-half results:                 August 3, 2001


     US accounting standard is not adopted for preparing the consolidated financial statements for the first half of current fiscal year.

1. Financial Highlights for the first half of FY 2001 (January 1, 2001 through June 30, 2001)

(1) Consolidated Results of Operations

(All figures except for per share information are rounded down to millions of yen.)
------------------------ -------------------- --------------- ----------------- -------------- ----------------- ----------------
                                Sales           Growth            Operating       Growth          Ordinary         Growth
                                                 rate             income           rate           Income            rate
------------------------ -------------------- --------------- ----------------- -------------- ----------------- ----------------
                             Millions of yen        %          Millions of yen        %         Millions of yen        %
The  first  half of FY 01       12,939                   34.8       2,898                (3.9)       3,004                    1.1

The  first  half of FY 00        9,600                   70.5       3,016                 66.3       2,972                   55.1
------------------------ -------------------- --------------- ----------------- -------------- ----------------- ----------------
FY 00 (annual)                  21,834                              7,443                            7,322
------------------------ -------------------- --------------- ----------------- -------------- ----------------- ----------------
------------------------ -------------------- --------------- ----------------- -------------- ----------------- ----------------
                                Net           Growth                    Net income                         Net income
                               Income          rate                      per share                     per share (diluted)
------------------------- ----------------- --------------- ---------------------------------- ----------------------------------
                          Millions of yen         %                        yen                                yen
 The first half of FY01        (1,376)                   -         (10.48)                                       -
 The first half of FY00         2,474                160.7          38.06                                    36.99
------------------------- ----------------- --------------- ---------------------------------- ----------------------------------
 FY 00 (annual)                 4,722                               72.44                                    70.78
------------------------- ----------------- --------------- ---------------------------------- ----------------------------------

(Note)

1. Equity in loss of affiliated companies:    - 104  million  yen (- 23 million  yen in the first half of FY 2000,  - 87 million yen in FY 2000)
2. The average number of stock:               131,339,944  stocks  (65,005,579  stocks in the first half of FY 2000,  65,194,481
   (consolidated)                             stocks in FY 2000)
3. Change in accounting principle:            Yes
4. The percentage of sales,  operating  income,  ordinary income and net income are comparisons to the first half of prior fiscal year.

(2) Consolidated Financial Position
------------------------- ------------------------ ------------------------- ------------------------ -------------------------

                               Total assets          Shareholders' equity     Shareholders' equity      Shareholders' equity
                                                                                      ratio                   per share
------------------------- ------------------------ ------------------------- ------------------------ -------------------------
         As of                Millions of yen          Millions of yen                            %            Yen
      June 30, 2001               53,413                    26,914                    50.4                     204.39
      June 30, 2000               37,675                    21,439                    56.9                     328.95
------------------------- ------------------------ ------------------------- ------------------------ -------------------------
    December 31, 2000             43,802                    26,236                    59.9                     400.20
------------------------- ------------------------ ------------------------- ------------------------ -------------------------

(Note)

Number of the stocks issued (consolidated): 131,681,887 stocks in the first half of current fiscal year

   (65,172,669 stocks in the first half of FY 2000, 65,560,421 stocks in the
                                    FY 2000)

(3) Consolidated Cash Flow Position

------------------------- ------------------------ ------------------------- ------------------------ ---------------------------
                            Operating Cash Flow      Investing Cash Flow       Financing Cash Flow      Ending balance of Cash
                                                                                                         and Cash equivalents
------------------------- ------------------------ ------------------------- ------------------------ ---------------------------
         As of                Millions of yen          Millions of yen           Millions of yen           Millions of yen
      June 30, 2001                4,650                   (1,363)                    6,503                     34,553
      June 30, 2000                  -                        -                         -                         -
------------------------- ------------------------ ------------------------- ------------------------ ---------------------------
    December 31, 2000              7,776                   (4,141)                    4,804                     24,435
------------------------- ------------------------ ------------------------- ------------------------ ---------------------------

(4) Basis of consolidation and application of equity method:
   The number of consolidated subsidiaries  ..... 18
   The number of unconsolidated subsidiaries .....  -
   The number of affiliated companies       .....  4

(5) Change in the basis of consolidation and application of equity method:
     The number of additional consolidated subsidiaries ........ 2
     The number of excluded consolidated subsidiaries .......... -
     The number of additional consolidated affiliated companies ... 1
     The number of excluded consolidated affiliated companies ..... -

2 Earning projections for the current fiscal year (January 1, 2001 through December 31, 2001)
------------------------- --------------------------------- --------------------------------- ---------------------------------
                                       Sales                        Ordinary income                      Net income
------------------------- --------------------------------- --------------------------------- ---------------------------------
                                  Millions of yen                   Millions of yen                   Millions of yen
  For the year ending                  29,000                            8,200                             1,800
  December 31, 2001
------------------------- --------------------------------- --------------------------------- ---------------------------------

(Note)
1.  Projected consolidated net income per share for the current fiscal year :  13.69 yen

Supplementary information on the results (January 1, 2001 through June 30, 2001)

     The Company's sales revenues are mainly derived from licensing of its products, upgrading of its products and patterns files and post-contract support including customer support. Until the end of FY 2000, the Company and Trend Micro Incorporated (Taiwan) had recognized sales revenues from customer support (which was included in post-contract support) at the beginning of the relevant support period. Effective from FY 2001, the method of the revenue recognition has been changed and sales revenues from customer support are deferred through Deferred revenue under Current liabilities and Non-current liabilities over the relevant support period.

     For convenience of comparison, the results for the year ending June 30, 2001, are presented in two ways. Results based on the accounting policies applied from the first half of consolidated fiscal year, assumed results based on the accounting policies applied until the previous consolidated fiscal year and its differential are stated in the table below.

                                                     (Millions of yen except for per share information)
       ----------------------------- --------------------------- ------------------------------- ------------------------
                                       Result of the first        Assumed result of the first
                                     half of consolidated        half of consolidated FY 2001      Increace (Decrease)
                                            FY 2001              (based on Accounting policies
                                                                 applied until previous
                                                                 fiscal year)
       ----------------------------- --------------------------- ------------------------------- ------------------------
       Sales                                            12,939                          13,432                      (492)
       Ordinary income                                   3,004                           3,496                      (492)
       Net income (loss)                               (1,376)                             679                    (2,055)
       Net income (loss)
               per share (Yen)                         (10.48)                            5.17                    (15.65)
       ----------------------------- --------------------------- ------------------------------- ------------------------

[Information on net income per share and shareholders' equity per share]

  For periodic comparison of net income per share and shareholders' equity per share, restated per share information reflecting the effect of stock split on March 31, 2001 is as follows:

------------------------------------------------------------------------------
                               Net income (loss)       Shareholders' equity
                                per share (Yen)          per share (Yen)
------------------------------------------------------------------------------

The first half of FY 01              (10.48)                 204.39
The first half of FY 00               19.03                  164.47
FY 00 (annual)                        36.22                  200.10
------------------------------------------------------------------------------

                                             Attachment to the Report

1. Condition of corporate group
   ----------------------------

   (1) Overview of corporate group
       ---------------------------

   Trend Micro Group consists of Trend Micro Inc., its 18 subsidiaries which develop and sell anti-virus products and offer other related services (ipTrend Incorporated offers Internet infrastructure-related products/services) and 4 affiliated companies. NTT Data Security Corporation, which offers total net-work security service, Soft Trend Capital Corporation, which manages capital funds to be invested into Internet-related ventures in Japan, JCN Co.,Ltd, which develops and offers the security system against unlawful access, and NetSTAR Inc. which develops and offers the products of URL filtering are affiliates accounted by equity method. The business related to anti-virus is described below:

The products related to anti-virus:
PC client products
LAN server products
Internet server products
Other products


Trend Micro Inc. develops and sells the products. Some parts of the research and development activities are entrusted to Trend Micro Incorporated (Taiwan), Trend Micro Inc. (U.S.A.) and Trend Micro Deutschland GmbH (Germany) and Trend Micro
(UK) Limited (UK). Trend Micro Incorporated (Taiwan) operates manufacturing and sales of the products too, part of which are purchased by Trend Micro Inc (Japan), Trend Micro Inc. (U.S.A.), Trend Korea Inc. (Korea), Trend Micro Deutschland GmbH (Germany), Trend Micro South Europe Srl (Italy), Trend Micro Australia Pty. Ltd. (Australia), Trend Micro do Brasil Ltda. (Brazil), Trend Micro France (France), Trend Micro Hong Kong Limited (Hong Kong), Trend Micro Incorporated Sdn. Bhd. (Malaysia), Trend Micro (UK) Limited (UK), Trend Micro Latinoamerica S.A.de C.V (Mexico), ipTrend Incorporated (Tokyo Chuo-ku) and ipTrend Incorporated (Taiwan).

In addition, Trend Micro Inc. owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

                                  [FLOW CHART]

2.  Management Policy and Business Results

Trend Micro Group's Basic Management Policy
-------------------------------------------

   Since its founding, Trend Micro has provided "peace of mind" to all users of computer networks and the Internet by offering anti-virus and Internet content security solutions. Upholding the slogan "Your Internet VirusWall," we have become a reliable partner to both corporate users and individual customers, working to block computer viruses, SPAM (unwanted e-mail) and malicious codes (harmful programs created in such programs as JAVA and Active X), as well as to protect users from offensive URLs. We continue to contribute to the development of the networked society in Japan and globally by offering network security solutions and devices. We believe that our ongoing efforts to protect users' computer systems and expand our global client base will lead to an increase in shareholders' value.

Basic Policy on the Distribution of Profits
-------------------------------------------

   Although Trend Micro has steadily increased its profits in the past few years, we believe that the Internet security market has only begun its full-fledged expansion and that our market share has not stabilized in relation to our U.S. competitors. Our larger rivals may well concentrate their management resources to further enlarge their market share. Since our business areas are more concentrated on anti-virus solutions than other competitors with diversified Internet security solutions, we also face the possibility of larger profit fluctuations in the short term.

   In this business environment the most critical management challenges are to strengthen our financial structure and management foundation and aggressively develop new business operations in order to maintain our competitiveness in the market. Our priority, therefore, is to accumulate reserves, which means withholding dividends for the time being. These reserves will be continuously invested in research and development, an area that needs to be further strengthened.

Medium and Long-Term Management Strategy
----------------------------------------

   Corporate IT investment has plateaued with the slowdown in the U.S. and European economies. Chilled by this decrease in IT investment, the business climate surrounding Trend Micro is not bright. However, we expect network security solutions, including anti-virus measures, to continue gaining in importance, as more and more corporate users become dependent on using networks, and their systems' problems consequently subject them to huge losses, both in financial terms and opportunity costs. Thus the network security market is expected to grow steadily in the medium-to-long term. To take advantage of this opportunity, we are focusing on maintaining our competitive edge against major U.S. rival companies and expanding our global market share. Utilizing our global resources and networks spanning the United States, Europe and Taiwan, we will continue to strengthen our sales channels, improve brand awareness and corporate image and accelerate the development of products that meet customer needs.

   The IT industry is evolving rapidly in conjunction with its constantly changing technology. The next generation of Internet-related technologies, including broadband, mobile communications and open platforms such as Linux, will likely bring about dramatic changes in the network environment. We must seize the opportunities afforded by this high-paced technological evolution, in advance of our major U.S. competitors, while strengthening our management structure and further increasing our operational efficiency.

Summary of Consolidated Financial Results for the First Half of FY2001
----------------------------------------------------------------------

   The six-month period under review saw a slowdown in demand within the IT industry, primarily the result of declining corporate IT spending in Japan, Europe and the United States. The corporate spending cuts also put the damper on demand for network security solutions, which have been positioned as a high priority in IT investment. Although the business environment has been harsh and we expect some ups and downs in the short term, we believe the network security market will enjoy steady growth over the medium and long term, as corporations continue to increase IT investment in advanced networks and the renewal of core business systems.

   The demand for sophisticated, specialized security solutions has risen as corporations combat the disturbing spread of computer viruses and unauthorized access tools programmed by hackers. Last year malicious viruses, including MTX, HYBRIS and MAGISTR, reportedly infected many systems, while such harmful programs as Worm and Trojan Horse were also deployed to wreak damage. At the same time, we have begun seeing more cases in which hackers have gained access to systems by using computerviruses. As the line begins to blur between antidotes to viruses and protection against unauthorized access, demand is growing for more comprehensive security measures.

   During the first half of FY2001, Trend Micro significantly increased contracts for its Virus Buster Corporate Edition (Office Scan), winning not only large companies but also medium and small companies. Sales of InterScan, our anti-virus software for Internet servers, rose steadily, in response to the more frequent virus infections spread via e-mail.

As a highly specialized anti-virus solutions provider, we have pioneered post-contract support services, called "Premium Support," introducing them before our major competitors in the industry. This service is in response to the trend among large corporate users to select a vendor based not only on the performance of its anti-virus software but also on the quality of support the vendor offers during the license period to swiftly alert customers to new viruses. In our outsourced Internet service operations, we were able to team up with additional ISPs (internet service providers) to expand our client base for anti-virus solutions, despite the inhospitable business environment for ISPs and the entire telecommunications industry.

We made a crucial strategic move in reorganizing our security appliance server operations, which had been handled by our subsidiary ipTrend Incorporated. This unit faced fundamental problems in building a solid client base of small- and medium-sized companies for its Linux- and Unix-based security appliance servers, as these smaller companies have been hit the hardest by Japan's economic slump. IpTrend's Linux and Unix hardware-related technology has played an important role in the development of our next-generation anti-virus product for consumers, Gatelock, and continues to be a crucial part of our group. However, the company's ipStax security appliance server business for small- and medium-sized companies urgently needed a restructuring review. We decided to dissolve ipTrend and integrate its operations into Trend Micro, while strategically reorganizing its operations and utilizing its technology in our anti-virus products. This integration and reorganization resulted in our writing off the entire goodwill of 2,000 million yen as a one-time amortization charge during the first half of FY2001. This goodwill had been recognized as a portion of the purchase price when we acquired ipTrend (formery Nippon Unisoft).

Starting with the first quarter of FY2001, Trend Micro (Japan) and Trend Micro Incorporated (Taiwan) changed their accounting method for revenues from post-contract support services. Sales revenues for these services had been booked at the beginning of the support period; the new method defers the recognition of sales revenues from support services and recognizes as revenue over the support period. This new accounting treatment will reflect these transactions more accurately, and has been applied to all our financial filings with the Securities and Exchange Commission (SEC), including our Form 20-F filing, which was submitted on June 29, 2001. The conversion to deferred revenue recognition resulted in an extraordinary loss of 3,009 million yen for our half-year results.

During the first half of FY2001, Trend Micro posted consolidated sales of 12,939 million yen, an increase of 34.8 percent over the same period last year. Consolidated ordinary income increased 1.1 percent to 3,004 million yen, while net loss resulted 1,376 million yen.
Sales in all geographical areas grew steadily during the first half of FY2001. Sales in Japan posted an increase of 66.1 percent to 7,540 million yen, while operating income from these sales rose to 4,725 million yen, up 92.7 percent from the comparable period in FY2000. U.S. sales increased 37.3 percent to 4,899 million yen, with operating income totaling 302 million yen, a 76.9 percent decrease. In Europe, sales increased 49.6 percent to 2,804 million yen, and operating loss resulted 46 million yen. Taiwan sales increased 61.2 percent to 1,963 million yen, with operating losses of 28 million yen. Other areas posted combined sales of 789 million yen, a 48.1 percent increase, and operating income of 17 million yen, down 85.6 percent.

Prospects for FY2001
--------------------

   We expect the economies of Japan, Europe and the United States to continue their sluggish performance in 2001, further restraining corporate spending on IT. While the near-term business environment is expected to be bleak, we believe corporate investment in network security solutions will continue to expand over the medium and long term. The earnings estimates for FY2001 that follow are based on a steady upward demand for network security despite the harsh economic environment.

Consolidated sales: 29,000 million yen(+ 32.8 %)
Consolidated ordinary income: 8,200 million yen(+ 12.0 %)
Consolidated net income: 1,800 million (- 61.9 %)
Earnings projections are calculated based on estimated major currency exchange rates of $1 = 115 yen and 1 EUR = 105 yen.

3 Consolidated Semi-annual Financial Statements
  ----------------------------------------------
(1) Consolidated semi-annual balance sheets

                                                                                                          (Thousands of yen)
---------------------------------- --------------------------------- ------------------------------ -------------------------------
                                                                                                      Condensed balance sheet at
                           Period  At the end of the first half of   At the end of the first half           the end of the
                                       the current fiscal year        of the current fiscal year         previous fiscal year
  Account                                (As of June 30, 2001)            (As of June 30, 2000)      (As of December 31, 2000)
---------------------------------- --------------------- ----------- ------------------- ---------- ------------------- -----------
                                           Amount         Percentage        Amount       Percentage        Amount        Percentage
---------------------------------- --------------------- ----------- ------------------- ---------- ------------------- -----------
                                                                  %                             %                             %
  I       (Assets)
       Current assets

  1.  Cash and bank deposits                  34,618,745                      20,901,829                     24,435,471
  2.  Notes and accounts
       receivable,trade                        7,667,480                       7,232,046                      8,780,266
  3.  Marketable securities      *2                    -                       2,324,285                      1,872,520
  4.  Inventories                                206,945                         101,777                        318,187
  5.  Deferred tax assets                      2,798,031                         811,973                      1,562,172
  6.  Others                                     994,108                       1,761,403                        607,143
  7.  Allowance for doubtful
      accounts                                 (205,200)                       (108,744)                      (137,398)
                                                                                                          -------------
                                         ---------------                  --------------
      Total curent assets                     46,080,110        86.3          33,024,571       87.7          37,438,364        85.5
 II   Non current assets
  1.  Property and equipment     *1
   (1)  Building                 *3              372,291                         218,464                        302,722
   (2)  Furniture and equipment                1,132,468                         745,714                        909,075
   (3)  Others                                    13,890                          34,908                         10,849
                                         ---------------                  --------------                  -------------
      Total property
       and equipment                           1,518,650         2.8             999,086        2.6           1,222,648         2.8
  2.  Intangibles
   (1) Software                  *3              415,635                         148,762                        241,385
   (2) Software in progress                      493,220                          26,420                        163,629
   (3)Consolidated goodwill                            -                       1,345,528                      2,253,559
   (4)  Others                                    70,671                         111,868                         82,252
                                         ---------------                  --------------                  -------------
      Total intangibles                          979,528         1.8           1,632,579        4.3           2,740,827         6.2
  3.  Investments and other
       non-current assets
   (1)  Investments in
         securities              *2            2,943,721                         266,622                        600,198
   (2)  Investments in capital                   928,119                         960,806                        928,119
         funds
   (3)  Deferred tax assets                      167,531                         298,756                        301,123
   (4)  Others                                   810,338                         493,445                        586,276
                                         ---------------                  --------------                  -------------
   (5)  Allowance for bad debt                  (14,617)                               -                       (15,534)
                                         ---------------                  --------------                  -------------
      Total investments and other
       non-current assets                      4,835,092         9.1           2,019,631        5.4           2,400,183         5.5
                                         ---------------                  --------------                  -------------
      Total non-current assets                 7,333,271        13.7           4,651,296       12.3           6,363,659        14.5
                                         ---------------                  --------------                  -------------
      Total assets                            53,413,382       100.0          37,675,868      100.0          43,802,023       100.0
                                         ===============                  ==============                  =============

                                                                                                             (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Condensed balance sheet at
                       Period   At the end of the first half of    At the end of the first half of          the end of the
                                    the current fiscal year            the current fiscal year           previous fiscal year
  Account                             (As of June 30, 2001)              (As of June 30, 2000)        (As of December 31, 2000)
-----------------------------------------------------------------------------------------------------------------------------------
                                       Amount          Percentage         Amount         Percentage         Amount       Percentage
-----------------------------------------------------------------------------------------------------------------------------------
                                                              %                                  %                             %
       (Liabilities)
I      Current liabilities

  1.   Notes and accounts
       payable,
       trade                                  708,687                           620,254                          929,280

  2.   Current portion of   *3                 57,200                                 -                           57,200
       long-term debt

  3.   Accrued corporate
       taxes and
       others                                 476,052                           880,766                        1,877,631

  4.   Deferred  revenue                    6,311,197                         1,590,076                        2,350,813

  5.   Allowance for
       sales                                  403,481                           311,031                          509,168
       return

  6.   Others                               2,148,569                         1,612,864                        1,715,783
                                   ------------------                   ---------------                   --------------
       Total current                       10,105,186        18.9             5,014,993         13.3           7,439,877       17.0
       liabilities

II   Long-term liabilities

  1.   Bond payable         *3             15,400,000                        10,700,000                        9,700,000

  2.   Long-term borrowing                     71,300                                 -                           99,900

  3.   Deferred  revenue                      655,291                           135,153                          239,439

  4.   Accrued severance                            -
       indemnities                                                               78,564                           85,896

  5.   Allowance for                          266,651                                 -                                -
       retirement benefits

  6.   Others                                       -                           165,760                                -
                                   ------------------                   ---------------                   --------------
       Total
       long-term
       liabilities                         16,393,242        30.7            11,079,477         29.4          10,125,236       23.1
                                   ------------------                   ---------------                   --------------

       Total liabilities                   26,498,429        49.6            16,094,471         42.7          17,565,113       40.1

    (Minority interests)
     Minority interests                             -           -               141,450          0.4                   -          -

   (Shareholders' equity)

I    Common stock                           6,799,373        12.7             5,618,852         14.9           6,182,838       14.1

II   Advance received for
     newly issued
     stock                                          -          -                 1,340          0.0                 427        0.0

III  Additional paid-in
     capital                                11,401,742       21.3             9,159,832         24.3          10,842,946       24.8


IV   Consolidated
     retained earnings                      8,180,496        15.3             7,308,909         19.4           9,557,084       21.8

V    Valuation difference
     on other securities                      293,456         0.6                     -            -                   -          -


V    Cumulative translation
     adjustment                               244,405         0.5              (626,566)        (1.6)           (324,477)      (0.7)

                                   ------------------                   ---------------                   --------------
                                           26,919,476        50.4            21,462,367         57.0          26,258,818       60.0
VI   Treasury stock                            (4,523)       (0.0)              (22,421)        (0.1)            (21,908)      (0.1)

                                   ------------------                   ---------------                   --------------
     Total shareholders'
     equity                                26,914,952        50.4            21,439,946         56.9          26,236,910       59.9
                                   ------------------                   ---------------                   --------------
        Total liabilities,
        minority interests
         and shareholders'
                    equity                 53,413,382       100.0            37,675,868        100.0          43,802,023      100.0
                                   ==================                   ===============                   ==============
------------------------------------------------------------------------------------------------------------------------------------


(2)Consolidated semi-annual income statements

                                                                                                        (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------
                 Period                For the first half of the    For the first half of the             Consolidated
                                          current fiscal year          previous fiscal year             income statement
                                                                                                     for the previous fiscal
  Account                                                                                                     year
                                         (From January 1, 2001        (From January 1, 2000          (From January 1, 2000
                                           to June 30, 2001)             to June 30, 2000)            to December 31, 2000)
------------------------------------------------------------------------------------------------------------------------------
                                       Amount        Percentage       Amount        Percentage        Amount        Percentage
------------------------------------------------------------------------------------------------------------------------------
                                                            %                             %                              %
  I   Sales                               12,939,355     100.0            9,600,341     100.0            21,834,797    100.0
  II  Cost of sales                          732,229       5.7              603,879       6.3             1,474,689      6.8
                                     ---------------                 --------------                ----------------
      Gross profit                        12,207,125      94.3            8,996,462      93.7            20,360,107     93.2
  III Selling, general and
        administrative
        expenses            *1             9,308,645      71.9            5,979,797      62.3            12,916,789     59.1
                                     ---------------                 --------------                ----------------
      Operating income                     2,898,479      22.4            3,016,664      31.4             7,443,318     34.1

  IV  Non-operating                          529,037       4.1
        income              *2                                              185,318       2.0               660,295      3.0
  V   Non-operating                          423,369       3.3
        expenses            *3                                              229,762       2.4               780,900      3.6
                                     ---------------                 --------------                ----------------
      Ordinary income                      3,004,147      23.2            2,972,220      31.0             7,322,712     33.5
  VI  Unusual gains         *4                     -         -            1,033,129      10.7             1,035,812      4.7
  VII Unusual losses        *5             5,128,883      39.6                3,429       0.0                 7,805      0.0
                                     ---------------                 --------------                ----------------
      Income or (losses)                  (2,124,735)    (16.4)           4,001,920      41.7             8,350,719     38.2
        before taxes
      Corporate,inhabitant
        and enterprise tax                   474,050       3.7            1,686,077      17.6             4,560,562     20.9
      Income tax-deferred                 (1,222,199)     (9.5)            (221,428)     (2.3)             (939,507)    (4.3)
      Minority interests
        in subsidiaries                            -         -               62,627       0.6                6,845       0.0
                                     ---------------                 --------------                ----------------
      Net income or
        (losses)                          (1,376,587)    (10.6)           2,474,644      25.8             4,722,818     21.6
                                     ===============                 ==============                ================


(3) Consolidated semi-annual statement of retained earnings

                                                                                                      (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                Condensed consolidated
               Period           For the first half of the       For the first half of the        statement of retained
                                   current fiscal year             previous fiscal year            earnings for the
  Account                                                                                            previous year
                                 (From January 1, 2001             (From January 1, 2000          (From January 1, 2000
                                   to June 30, 2001)                  to June 30, 2000)            to December 31, 2000)
-------------------------------------------------------------------------------------------------------------------------------
                                          Amounts                         Amounts                         Amounts
-------------------------------------------------------------------------------------------------------------------------------
  I    Beginning
       balance of
       consolidated
         retained earnings                          9,557,084                       4,834,265                       4,834,265
                                                                 ---------------                 --------------
  II   Increase in
         consolidated
         retained earnings                                  -                               -                              -
  III  Decrease in
        consolidated
         retained earnings
       1. Dividends                                         -                               -                              -
                                  ---------------                 ---------------                ---------------
  IV   Net income or
         (losses)                                  (1,376,587)                      2,474,644                      4,722,818
                                              ---------------                 ---------------                ---------------
  V    Ending  balance  of
         consolidated
         retained earnings                          8,180,496                       7,308,909                      9,557,084
                                              ===============                 ===============                ===============
------------------------------------------------------------------------------------------------------------------------------------


(4) Consolidated semi-annual cash flow statements
    Consolidate Cash Flow Statements
------------------------------------

                                                                                                 (Thousands of yen)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
                                                                                   ----------------------- -----------------------
                                       Period
     Account

                                                                                      (From January 1,       (From January 1,
                                                                                            2001                    2000
                                                                                      To June 30, 2001)      To June 30, 2000)
                                                                                   ----------------------- -----------------------
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   I  Operating Cash Flow
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    1 .     Earnings (losses) before tax                                                      (2,124,735)               8,350,719
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    2.      Depreciation                                                                          475,025                 737,996
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    3.      Amortization for Consolidation goodwill                                             2,253,559                 276,285
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    4.      Investment loss due to equity method accounting                                       104,849                  87,671
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    5.      Increase (Decrease) in allowance for bad debt                                          64,744                (90,173)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    6.      Decrease in accrued severance indemnities                                            (85,896)                       -
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    7.      Increase in allowance for retirement benefits                                         265,508                       -
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    8.      (Decrease) Increase in allowance for sales returns                                  (105,687)                 355,870
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    9.      Interest Income                                                                     (202,266)               (241,132)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   10.      Interest Cost                                                                         135,172                 214,209
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   11.      Bond-issuing expense                                                                   34,180                       -
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   12.      Gain on sales of marketable securities                                                      -               (119,649)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   13.      Evaluation loss on marketable securities                                                    -                 245,124
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   14.      Unusual gain from settlement of lawsuit                                                     -             (1,019,734)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   15.      Decrease (Increase) in accounts receivables                                         1,364,910             (2,115,338)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   16.      Decrease (Increase) in inventories                                                    113,719               (234,841)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   17.      (Decrease) Increase in account payables                                             (261,766)                  51,234
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   18.      Increase in deferred revenue                                                        4,228,466               1,205,982
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   19.      (Increase) Decrease in others current assets                                        (148,294)                 451,305
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   20.      Others                                                                                 83,146                 444,431
   ------------------------------------------------------------------------------- ----------------------- -----------------------
                                     Sub-total                                                  6,194,634               8,599,961
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   21.      Receipts of interest                                                                  197,610                 202,547
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   22.      Payments for interest                                                               (122,592)               (217,921)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   23.      Receipts of lawsuit settlement                                                              -               1,019,734
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   24.      Payments for corporate taxes                                                      (1,618,951)             (1,827,638)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
                                Operating Cash Flow                                             4,650,700               7,776,684
   ------------------------------------------------------------------------------- ----------------------- -----------------------

   ------------------------------------------------------------------------------- ----------------------- -----------------------
   II Investing Cash Flow
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    1.      Payments for time-deposit                                                            (65,511)                       -
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    2.      Proceeds from sales of marketable securities                                                -                 239,486
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    3.      Proceeds from matured bond                                                                  -                 100,000
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    4.      Payments for acquired tangible and intangible fixed assets                        (1,228,759)             (1,365,540)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    5.      Payments for investment in securities                                             (2,680,926)               (597,730)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    6.      Proceeds from sale of investment in securities                                      2,611,426                       -
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    7.      Payments for investment in subsidiaries affected to consolidation                           -             (1,308,248)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    8.      Payments for additional acquisition of consolidated subsidiary's
            stock                                                                                       -             (1,200,000)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    9.      Others                                                                                      -                 (9,034)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
                                Investing Cash Flow                                           (1,363,770)             (4,141,067)
   ------------------------------------------------------------------------------- ----------------------- -----------------------

   ------------------------------------------------------------------------------- ----------------------- -----------------------
   III Financing Cash Flow
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    1.      Payments for short-term borrowings                                                          -               (226,000)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    2.      Payments for long-term borrowings                                                    (28,600)               (127,685)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    3.      Proceeds from bond with detachable warrants                                         6,500,000               5,000,000
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    4.      Payments for bond-issuing expense                                                    (34,180)                       -
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    5.      Payments for bonds maturing                                                         (800,000)             (1,300,000)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    6.      Proceeds from marketable securities issuing                                           890,508               1,536,784
    7.
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    8.      Proceeds (Payments) for treasury stocks, net                                            9,524                (78,618)
   ------------------------------------------------------------------------------- ----------------------- -----------------------
    9.      Others                                                                               (34,012)                       -
   ------------------------------------------------------------------------------- ----------------------- -----------------------
                                Financing Cash Flow                                             6,503,240               4,804,481
   ------------------------------------------------------------------------------- ----------------------- -----------------------

   ------------------------------------------------------------------------------- ----------------------- -----------------------
   IV  Translation difference with Cash                                                           327,561                 346,523
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   V   Increase (Decrease) in Cash and Cash Equivalents                                        10,117,731               8,786,621
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   VI  Beginning balance of Cash and Cash Equivalents                                          24,435,502              15,648,880
   ------------------------------------------------------------------------------- ----------------------- -----------------------
   VII Ending balance of Cash and Cash Equivalents (as of June 30, 2001)                       34,553,234              24,435,502
   ------------------------------------------------------------------------------- ======================= =======================

Significant accounting policies and practices for preparing consolidated semi-annual financial statements.


------------------------------------------------- --------------------------------------------------------------------------
1.  Basis of consolidation                         (1) For the first half of the current fiscal year
                                                       All subsidiaries are consolidated.
                                                       The subsidiaries are the following 18 companies:

                                                       Trend Micro Incorporated (Taiwan)
                                                       Trend Micro Inc. (USA)
                                                       Trend Korea Inc.(Korea)
                                                       Trend Micro South Europe Srl (Italy)
                                                       Trend Micro Deutschland GmbH(Germany)
                                                       Trend Micro Australia Pty. Ltd.(Australia)
                                                       Trend Micro do Brasil Ltda. (Brazil)
                                                       Trend Micro France (France)
                                                       Trend Micro Hong Kong Limited (Hong Kong)
                                                       Trend Micro Incorporated Sdn.Bhd.(Malaysia)
                                                       Trend Micro (UK) Limited (United Kingdom)
                                                       Trend Micro Latinoamerica S.A. de C.V. (Mexico)
                                                       Wells Antivirus Research Laboratory,Inc.(U.S.A.)
                                                       Trend Micro (NZ) Limited (New Zealand)
                                                       ipTrend Incorporated (Tokyo, Shibuya-ku)
                                                       ipTrend Incorporated (Tokyo-,Chuo-ku)
                                                       ipTrend Incorporated (Taiwan)
                                                       Trend Micro (Shanghai) Inc. (China)

                                                       Trend Micro Incorporated Sdn.Bhd.(Malaysia) and ipTrend Incorporated (Tokyo,
                                                       Shibuya-ku) are on the process of the liquidation. Additionaly, Wells
                                                       Antivirus Research Laboratory,Inc.(U.S.A.) has been dissolved in June 2001.

                                                  (2)  For the first half of the previous fiscal year

                                                       All subsidiaries are consolidated.
                                                       The subsidiaries are the following 15 companies:

                                                       Trend Micro Incorporated (Taiwan)
                                                       Trend Micro Inc. (USA)
                                                       Trend Korea Inc.(Korea)
                                                       Trend Micro South Europe Srl (Italy)
                                                       Trend Micro Deutschland GmbH(Germany)
                                                       Trend Micro Australia Pty. Ltd.(Australia)
                                                       Trend Micro do Brasil Ltda. (Brazil)
                                                       Trend Micro France (France)
                                                       Trend Micro Hong Kong Limited (Hong Kong)
                                                       Trend Micro Incorporated Sdn.Bhd. (Malaysia)
                                                       Trend Micro (UK) Limited (United Kingdom)
                                                       Trend Micro Latinoamerica S.A. de C.V. (Mexico)
                                                       Wells Antivirus Research Laboratory,Inc.(U.S.A.)
                                                       IpTrend Incorporated
                                                       Nihon Unisoft Incorporated (Japan)

---------------------------------------------------------------------------------------------------------------------------
2.  Basis of applying equity method                 (1) For the first half of the current fiscal year Equity method is applied to investment in affiliated companies.
                                                        The affiliated companies are the following 4 companies.
                                                        NTT Data Security Corporation (Japan)
                                                        Soft Trend Capital Corporation (Japan)
                                                        JCN Co., Ltd. (Japan)
                                                        NetSTAR.Inc. (Japan)
                                                        There is no unconsolidated subsidiary and affiliate, which equity method is not applied.

                                                    (2) For the first half of the previous fiscal year Equity method is applied to investment in affiliated companies.
                                                        The affiliated companies are the following 3 companies.
                                                        NTT Data Security Corporation (Japan)
                                                        Soft Trend Capital Corporation (Japan)
                                                        JCN Co., Ltd. (Japan)
                                                        There is no unconsolidated subsidiary and affiliate, which equity method is not applied.
---------------------------------------------------------------------------------------------------------------------------
3.  Fiscal year of consolidated subsidiaries            All financial statements included in a set of consolidated financial statements are prepared as of the same date.
---------------------------------------------------------------------------------------------------------------------------

------------------------------------------------- --------------------------------------------------------------------------
4.  Accounting policies and practices              (1) Securities:
   (1)Valuation of significant assets                   Other securities:

                                                    Other securities with fair market value:
                                                       The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly, not to reflect to net earnings and cost of selling is determined by the weighted average method.

                                                    Other securities without a market value:
                                                       The securities are stated at the weighted average cost.

                                                      (Additional information)
                                                      Effective January 1, 2001, the company began to apply "Accounting Standard for financial instruments" ((Argument of establishment for "Accounting Standard for Financial Instruments") Business Accounting Deliberation Council, January
                                                      22, 1999)) for the financial instruments. Cumulative effect of change in this accounting principle are resulted in increase of ordinary income by 77,483 thousand yen and in decrease of losses before taxes by 77,483 thousand yen.

                                                      In addition, the other securities, which were classified as "Marketable securities" until previouse fiscal year, are classified as "Investment in securities" effective January 1, 2001. The change of classification resulted in increase of other securities in "Investment in securities" by 473,027 thousand yen and "Deferred tax liabilities" of 198,907 thousand yen was recognised. As a result, 274,119 thousand yen of "Valuated difference on other securities" is recognised under Shareholders equity (The difference from
                                                      293,456 thousand yen disclosed on the consolidated balance sheet is caused by the translation of security in foreign currencies).

                                                      Finally, the company evaluated Other securities owned for holding purposes at the beginning of fiscal year. The company changed classification of such securities included in Current assets to Investment in securities.

                                                      This change in classification resulted in decrease of Marketable securities under Current assets by 1,872,475 thousand yen and in increase of Investment in securities by 1,872,475 thousand yen.

                                                  (2) The transaction of derivatives

                                                      The market value method

                                                      (Additional information)
                                                      For the financial instruments, "Accounting Standard for financial instruments"
                                                      ((Argument of establishment for Accounting Standard for Financial
                                                      Instruments") Business Accounting Deliberation Council, January 22, 1999)), is
                                                      applied from the first half of current consolidated fiscal year.

                                                      This change has resulted in increase of "Ordinary income" by 13,768 thousand yen and "Income or losses before tax"

------------------------------------------------- --------------------------------------------------------------------------
                                                  (3) Inventories

                                                      Finished goods.Raw materials.Supplies
                                                       Finished goods, raw materials and supplies are stated at
                                                       the weighted average cost.
                                                       In Trend Micro Incorporated (Taiwan) and Trend Micro Inc.
                                                       (U.S.A), such inventories are stated at the cost being
                                                       determined by the first-in-first-out method.

                                                      Work in process
                                                       Work in process is stated at the cost being determined by accumulated production and development cost for individual projects
------------------------------------------------- --------------------------------------------------------------------------
(2)      Depreciation and amortization            (1) Property and equipment
             method for fixed assets
                                                      Parent company and domestic consolidated subsidiaries -
                                                       Depreciation is computed by declining-balance method.

                                                      Foreign consolidated subsidiaries -
                                                       Depreciation is computed by a straight-line method.

                                                  (2) Intangibles

                                                      Parent company and domestic consolidated subsidiaries
                                                      [Software for sale]
                                                       Straight-line method over the
                                                       estimated useful lives. (mainly, for 12 months)

                                                      [Software for internal use]
                                                       Straight-line method over the
                                                       estimated useful lives (5 years).

                                                       [Other intangibles]
                                                       Straight-line method


                                                       *Foreign consolidated subsidiaries
                                                        Straight-line method over the estimated economic
                                                        useful lives.

                                                  (3)   Long-term prepaid expense
                                                         Amortization is computed by a straight-line method.
------------------------------------------------- --------------------------------------------------------------------------
    (3) Accounting for significant                Issuing costs of stocks and bonds are charged to expense when incurred.
        deferred assets
------------------------------------------------- --------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    (4) Accounting policies for significant       (1)   Allowance for doubtful accounts
        provisions
                                                        As  contingency  against  losses  from  default of note and account receivable,  the allowance for doubtful  accounts is provided.  The amount  is  determined  using  a  percentage  based  on own  actual doubtful  account loss against total of debts and an amount,  which takes into  consideration  the  possibility of recovering  specific liabilities.

                                                        (Additional information)
                                                        For the  financial  instruments,  from the  first  half of  current consolidated  fiscal year,  pursuant to  "Accounting  Standards for financial  instruments"  (Arugument of establishment for Accounting
                                                        Standard   for   Financial    Instruments")   Business   Accounting
                                                        Deliberation  Council,  January  22,1999)),  the basis of the accounting  of Allowance  for  doubtful  accounts is changed (it is determined  at a percentage  based on own actual  doubtful  account loss  against  total of debts  instead  of a  statutory  prescribed percentage).  The adoption had no significant effect.
                                                  (2)   Allowance for sales return

                                                        In order to reserve future losses from sales return
                                                        subsequent to the fiscal year-end, allowance for sales return is provided based on the past experience in the sales
                                                        return.
                                                  (3)   Allowance for retirement benefits

                                                        In order to reserve  future  losses from  retirement of employees,
                                                        allowance   for   retirement   benefits  are  provided   based  on
                                                        retirement  benefit  liabilities  and pension assets at the end of the period under  reviewing.  The  difference  caused by change in accounting  principle  (119,077  thousand yen) is recognised as an expense under Unusual losses.

                                                        (Additional information)
                                                        From  the   current   consolidated   fiscal   year,   pursuant  to
                                                        "Accounting   Standards  for   Retirement   Benefits   Obligation"
                                                        (("Argument   of   establishment   for  Accounting   Standard  for
                                                        Retirement Benefits Obligation") Business Accounting  Deliberation
                                                        Council,  June 16,  1998),  allowance  is  provided.  The adoption resulted in increase of  retirement  benefits'  expense by 139,064 thousand  yen, in decrease of Ordinary  income by 18,338  thousand yen and in increase  of losses  before  taxes by 137,415  thousand
                                                        yen.  Amount  of  Accrued   severance   indemnities,  which  was
                                                        recognised   until   previouse   fisical  year,  is  included  and
                                                        disclosed in Allowance for retirement benefits.

                                                        The  effect  on  segment  information  is  discribed  in  (Segment information).
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
(5)   Translation of major foreign-currency       Foreign-currency financial receivables and liabilities are translated
      assets and liabilities into Yen.            into yen at the spot rate effective  at the end of the period. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities held by overseas subsidiaries are translated into yen at the spot rate effective at the end of the period. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the period. Exchange differential is included in: Cumulative translation adjustment" under Shareholders' equity.

                                                  (Additional information)
                                                  From the first half of current consolidated fiscal year, the company adopted revised accounting standards for foreign currency transactions (Views on Revision of Accounting Standards for Foreign Currency Transactions, etc., issued by
                                                  Business Accounting Deliberation Council on October 22, 1999). The adoption had no significant effects on profits and losses.
---------------------------------------------------------------------------------------------------------------------------
(6)   Accounting for leased assets                Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied to operating leases.
---------------------------------------------------------------------------------------------------------------------------
(7)   Other important matters for                 (1) Consumption tax
      preparing consolidated
      semi-annual financial statements                Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

                                                  (2) Accounting treatment for stock warrants and stock options  granted to directors and certain employees under the Company's incentive plan

                                                      The total compensation cost under the stock option plan is measured by taking into account the difference between the quoted market price of the parent company shares at the measurement date (the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known:
                                                      normally the grant date of warrants or stock options) and the exercise price of the warrant or option and is recognized as expense over the exercisable period.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                  (3) Change in revenue recognition method for Post Contract Customer Support
                                                      Service (PCS)

                                                      Basically, The product license agreement, which the parent company and its subsidiaries contract with the end-user, states the article for PCS (customer support and upgrading of products and its pattern files).

                                                      Until previous consolidated fiscal year, whole revenue of the parent company and Trend Micro Incorporated (Taiwan) applied to each product license agreement including a portion of PCS revenue had been recognized when the license is delivered to user. Effective current consolidated fiscal year, the revenue recognition method for portion of PCS has changed as follows. Portion of PCS revenue is recognized separately from total revenue and it is deferred as Deferred revenues under Current liabilities and Non-current liabilities based on contracted period. Deferred revenue is finally recognized for the contracted period evenly.

                                                      As per the tendency of the parent company and Trend Micro Incorporated
                                                      (Taiwan) that the ratio of site license products revenue (to corporation user)
                                                      is getting larger than as before compare with package products revenue (to private user), the ratio of a portion of PCS revenue is increased. As the result of the above, the companies adopt new revenue recognition policy on
                                                      PCS, in order to recognize proper periodic profits and losses accurately. On the other hand, there is no change for the recognition by the subsidiaries in
                                                      USA and Europe, the policy has been applied in the past and carried it over for those subsidiaries.

                                                      According to the above change, PCS revenue (3,009,009 thousand yen), which should be deferred by the parent company and Taiwan subsidiary as of the beginning of the current fiscal year applied to the prior year's revenues, is stated as Losses on prior year adjustment under Unusual losses at the first half of current consolidated period. Effect of change in method resulted in decrease of Sales, Operating income and Ordinary income by 492,660 thousand yen and in increase of losses before taxes by 3,501,670 thousand yen.

                                                      The effect on segment information is described in (Segment Information).
---------------------------------------------------------------------------------------------------------------------------
 5.   Definition of cash and cash equivalent          Cash in hands, cash on demand and short-term investments (on Cash Flow
      in the consolidated cash flow statement         Statement for first half of fiscal year) which will be matured less
      for the first half of current fiscal year       than 90 days after acquisition and highly liquidated.
---------------------------------------------------------------------------------------------------------------------------

 Notes
-------

    (Consolidated semi-annual balance sheets)                                                          (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------
   At the end of the first half of the     At the end of the first half of the             At the end of the previous
           current fiscal year                   previous fiscal year                              fiscal year
         (As of June 30, 2001)                  (As of June 30, 2000)                       (As of December 31, 2000)
--------------------------------------------------------------------------------------------------------------------------
       * 1  Accumulated depreciation of       ? 1  Accumulated depreciation of           * 1  Accumulated depreciation of
             property and equipment                 property and equipment                     property and equipment
                  999,549                                 667,127                                     756,897
--------------------------------------------------------------------------------------------------------------------------
       * 2  Major intercompany assets                                                    * 2  Major intercompany assets
             Investments in securities                                                         Investments in securities
                  109,623                                ---------                                    182,472
--------------------------------------------------------------------------------------------------------------------------
       * 3  Additional information                                                       * 3  Additional information
[Pledged assets]                                                                    [Pledged assets]

Software               21,410                             ---------                 Software                32,449
                                                                                    Buildings               24,733
                                                                                    ------------------------------
[Liability applied to the above]                                                    Total                   57,182

Current portion of                                                                  [Liability applied to the above]
 Long-term debt       57,200
Long-term                                                                           Current portion of
 Borrowing            71,300                                                         Long-term debt         57,200
------------------------------
Total                128,500                                                        Long-term
                                                                                    Borrowing               99,900
                                                                                    ------------------------------
                                                                                    Total                  157,100
---------------------------------------------------------------------------------------------------------------------------

Consolidated semi-annual income statements

                                                                                                 (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------------
For the first half of the current fiscal      For the first half of the previous           For the previous fiscal year
                  year                                   fiscal year
     (      From January 1, 2001       )        (     From January 1, 2000      )        (     From January 1, 2000      )
              To June 30, 2001                          To June 30, 2000                       To December 31, 2000
-----------------------------------------------------------------------------------------------------------------------------
*   1.Major components of selling,         *   1.Major components of selling,        *   1.Major components of selling,
    general and administrative                 general and administrative                general and administrative
    expenses are as follows.                   expenses are as follows.                  expenses are as follows.
Advertising and  sales                     Advertising and sales                     Advertising and sales
   promotions                  1,141,450      promotions                 1,068,154     promotions                   2,575,951
Salaries and bonuses           2,539,854   Salaries and bonuses          1,710,926   Salaries and bonuses           3,748,978
Depreciation expense             198,818   Depreciation expense            107,132   Service charge                   910,394
Research and                               Research and                              Depreciation expense             343,992
   Development costs           1,246,142      Development costs            850,857   Research and
Amortization of                            Amortization of                             development costs              974,689
   consolidated goodwill         252,763      consolidated goodwill         95,796   Amortization of
Software maintenance fee         325,115                                                consolidated goodwill         276,285
Out-side service fee             789,749                                             Software maintenance fee         966,591
-----------------------------------------------------------------------------------------------------------------------------
*   2.Major components of                  *   2.Major components of                 *   2.Major components of
        non-operating income                       non-operating income                      non-operating income

Interest income                  202,266   Interest income                  76,560   Interest income                  241,132
Foreign exchange gain            307,532   Foreign exchange gain            30,218   Foreign exchange gain            277,983
                                           Gain on sales of                          Gain on sales of
                                              marketable securities         65,376      marketable securities         119,649
-----------------------------------------------------------------------------------------------------------------------------
*   3.Major components of                  *   3.Major components of                 *   3.Major components of
        non-operating expense                      non-operating expense                     non-operating expense
Interest expense                 135,172   Interest expense                 85,520   Interest expense                 214,209
Bond issue costs                  34,180   Bond issue costs                 44,295   Loss on evaluation of
Equity in loss of                          Loss on sales of                             Marketable securities         245,124
   affiliated companies          104,849      treasury stocks               22,270   Equity in loss of
Loss on disposal of                        Loss on sales of                             affiliated companies           87,671
   products                       49,328      marketable securities         30,081
                                           Equity in loss of
                                              affiliated companies          23,516
-----------------------------------------------------------------------------------------------------------------------------
                                           *     4.Major components of               *   4.Major components of
                                                     unusual gains                           unusual gains
                ---------                  Gain  from                                Gain  from
                                                 lawsuit  settlement     1,030,785         lawsuit settlement       1,019,734
-----------------------------------------------------------------------------------------------------------------------------
*  5.Major components of                   *     5.Major components of                *  5.Major components of
           unusual losses                             unusual losses                            unusual losses
Amortization of                            Loss on disposal of                       Loss on sales of
    Consolidated goodwill                       fixed assets                 2,739        fixed assets                  5,571
 (the component of
  Unusual losses)              2,000,795
Loss on prior year
  Adjustment  (due to
  change in revenue
  recognition)                 3,009,009
Retirement benefit
 expense                         119,077
---------------------------------------------------------------------------------------------------------------------------

(Consolidated cash flow statement)

                                                                                                 (Thousands of yen)
---------------------------------------------------------------------------------------------------------------------------
        For the first half of the current fiscal year                         For the previous fiscal year
        (            From January 1, 2001            )               (           From January 1, 2000            )
                       To June 30, 2001                                          To December 31, 2000
---------------------------------------------------------------------------------------------------------------------------
    1. The ending balance of cash and cash equivalents         1. The ending balance of cash and cash equivalents
       and accounts in the consolidated balance sheet             and accounts in the consolidated balance sheet
  Cash and deposits                 34,618,745                Cash and deposits                24,435,471
  Time deposit matured                                        Marketable securities                    31
  over 3 months (excluded
  from Cash and deposit)               (65,511)
---------------------------------------------------------------------------------------------------------------------------
  Cash and                                                    Cash and
  Cash equivalents                  34,553,234                Cash equivalents                 24,435,502
===========================================================================================================================
                                                                2.  The breakdown of assets and liabilities of the
                                                                    consolidated subsidiaries which Trend acquired newly
                           ---------                                through acquisition of its stocks the breakdown of
                                                                    assets and liabilities at the date of the acquisition,
                                                                    acquisition cost and some other expenses incurred through
                                                                    acquisition process are as follows.
                                                              Nihon Unisoft Incorporated (Tokyo Chuo-ku)
                                                                                              (As of Feb. 29, 2000) (*)
                                                              Current assets                           812,085
                                                              Non-current assets                       101,532
                                                              Consolidated                           1,422,899
                                                               reconciliation accounts
                                                              Current liabilities                     (362,294)
                                                              Non-current liabilities                 (285,805)
                                                              Minority interest                        (88,417)
                                                                                               ----------------------------
                                                              Acquisition cost for Nihon
                                                              Unisoft Incorporated                   1,600,000
                                                              Cash and cash equivalents of
                                                              Nihon Unisoft Incorporated               291,751
                                                                                               ----------------------------
                                                              Net: Actual payment for
                                                               acquisition                           1,308,248
                                                                                               ============================
                                                              (*) Present corporate name is ipTrend Incorporated
                                                                                                  (Tokyo-Chuo-ku).
---------------------------------------------------------------------------------------------------------------------------

4. Segment Information
----------------------

1.  Industry segment information
    The company and its subsidiaries operate principally in two industry segments: "Security software business" and "Internet infrastructure-related products/service business". However, industry segment information is not currently disclosed since more than 90% of sales and operating income in all segments are from the "security software business" in accordance with Ordinance on Consolidated Financial Statements.

2.  Geographic segment information

                                                                                                                (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------

                              For the first-half of the current fiscal year   (      From January 1, 2001   )
                                                                                       To June 30, 2001

                             -------------------------------------------------------------------------------------------------------

                                Japan      North        Taiwan        Europe       Others        Total     Eliminations   Consoli-
                                          America                                                                or        dated
                                                                                                             Corporate
------------------------------------------------------------------------------------------------------------------------------------

I Sales and operating profit/loss
       Sales
 (1) Sales to                4,487,537    4,017,815        883,543   2,796,599      753,858    12,939,355             - 12,939,355
        third parties
 (2) Intersegment            3,053,423      881,345      1,080,149       8,105       35,295     5,058,319   (5,058,319)          -
        sales
------------------------------------------------------------------------------------------------------------------------------------

            Total            7,540,960    4,899,160      1,963,693   2,804,705      789,153    17,997,674   (5,058,319) 12,939,355
------------------------------------------------------------------------------------------------------------------------------------

  Operating expenses         2,815,535    4,596,694      1,991,885   2,851,499      771,900    13,027,514   (2,986,639) 10,040,875
------------------------------------------------------------------------------------------------------------------------------------

  Operating income (loss)    4,725,425      302,466       (28,192)    (46,794)       17,253     4,970,159   (2,071,679)  2,898,479
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                            For the first-half of the previous fiscal year    (     From January 1, 2000   )
                                                                                      To June 30, 2000

                           ---------------------------------------------------------------------------------------------------------

                              Japan       North         Taiwan       Europe     Others         Total      Eliminations   Consoli-
                                         America                                                                or         dated
                                                                                                            Corporate
------------------------------------------------------------------------------------------------------------------------------------

I Sales and operating
           profit (loss)
       Sales
 (1) Sales to               3,655,611    2,778,166         832,227 1,870,516     463,819      9,600,341               - 9,600,341
        third parties
 (2) Intersegment             885,727      789,235         386,007     4,397      68,903      2,134,272     (2,134,272)         -
                sales
------------------------------------------------------------------------------------------------------------------------------------

           Total            4,541,339    3,567,402       1,218,235 1,874,913     532,722     11,734,613     (2,134,272) 9,600,341
------------------------------------------------------------------------------------------------------------------------------------

 Operating expenses         2,089,276    2,259,756         867,277 1,122,346     413,281      6,751,939       (168,262) 6,583,676
------------------------------------------------------------------------------------------------------------------------------------

 Operating income (loss)    2,452,062    1,307,645         350,957   752,567     119,441      4,982,674     (1,966,009) 3,016,664
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                     For the previous fiscal year             (      From January 1, 2000   )
                                                                                     To December 31 2000

                           ---------------------------------------------------------------------------------------------------------

                               Japan       North        Taiwan       Europe     Others         Total      Eliminations   Consoli-
                                          America                                                              or         dated
                                                                                                           Corporate
------------------------------------------------------------------------------------------------------------------------------------

I. Sales and operating profit (loss)
       Sales
 (1) Sales to                8,447,154    6,258,300      1,869,024 4,126,420   1,133,898     21,834,797             -  21,834,797
         third parties
 (2) Intersegment            2,031,350    1,602,229        957,303   135,633     144,804      4,871,320    (4,871,320)          -
                sales
------------------------------------------------------------------------------------------------------------------------------------

           Total            10,478,504    7,860,529      2,826,327 4,262,053   1,278,702     26,706,117    (4,871,320) 21,834,797

------------------------------------------------------------------------------------------------------------------------------------

 Operating expenses          4,207,010    5,264,325      1,987,241 2,739,898     912,699     15,111,175     (719,696)  14,391,478
------------------------------------------------------------------------------------------------------------------------------------

 Operating income (loss)     6,271,493    2,596,204        839,086 1,522,155     366,003     11,594,942   (4,151,624)   7,443,318
------------------------------------------------------------------------------------------------------------------------------------


(Notes)

1.   Classification of countries and regions is based on geographical proximity.

2.   Classification of countries and regions into each geographic segment.

       North America       :        U.S.A.
       Europe              :        Italy,Germany,France,UK
       Others              :        Korea,Australia,Brazil,Hong Kong,Malaysia,
                                    Mexico,New Zealand.

3. Unallocable operating expenses for the current semi-annual period in the operating expense (JPY 2,565 millions) is included in "Eliminations or Corporate". Major components are expenses for the administrative department in parent company and research and development costs for our products.

4. Unallocable operating expenses for the previous semi-annual period in the operating expense (JPY 2,080 millions) is included in "Eliminations or Corporate". Major components are expenses for the administrative department in parent company and research and development costs for our products.

5. Unallocable operating expenses for the previous annual period in the operating expense (JPY 4,429 millions) is included in "Eliminations or Corporate". Major components are expenses for the administrative department in parent company and research and development costs for our products.

6. Unallocable operating expenses are included in "Elimination or Corporate" due to the difficulty in recognizing their contribution to each segments profit and loss.

7. As described in Significant accounting policies and practices for preparing consolidated financial statements, Deferred revenue is recognized by Trend Micro Incorporated (Japan) and Trend Micro Incorporated (Taiwan). It resulted in decrease of Sales to third parties and Operating income by JPY545,816 thousand in Japan and in increase of Sales to third parties and Operating income by JPY53,155 thousand in Taiwan.

8. As described in Significant accounting policies and practices for preparing consolidated financial statements, Allowance for retirement benefit is reserved by Trend Micro Incorporated (Japan) and Trend Micro Incorporated (Taiwan). It resulted in increase of Operating expense and decrease of Operating income by JPY11,529 thousand in Japan and in increase of Operating expense and decrease of Operating income by JPY6,808 thousand in Taiwan.

(3) Overseas sales

                                                                                                         (Thousands of yen)
-------------------------------- ------------------ ------------------ ----------------- ----------------- -----------------
                                        For the first-half of the          (   From January 1, 2001    )
                                            current fiscal year                  To June 30, 2001
-------------------------------- ------------------ ------------------ ----------------- ----------------- -----------------
                                       North             Taiwan             Europe           Others             Total
                                      America
-------------------------------- ------------------ ------------------ ----------------- ----------------- -----------------
 I.Overseas sales                      4,017,815            663,751         2,796,599           982,714         8,460,881
 II.Consolidated sales                                                                                          12,939,355
 III.Ratio of overseas sales                31.1%               5.1%             21.6%              7.6%             65.4%
  against consolidated sales
-------------------------------- --------------------------------------- -- -------------------------- ---------------------
                                        For the first-half of the          (   From January 1, 2000    )
                                           previous fiscal year                  To June 30, 2000
                                 ------------------ ------------------ ----------------- ----------------- -----------------
                                       North             Taiwan             Europe           Others             Total
                                      America
-------------------------------- ------------------ ------------------ ----------------- ----------------- -----------------
 I. Overseas sales                      2,778,166            654,515         1,870,516           641,531         5,944,729
 II.Consolidated sales                                                                                           9,600,341
 III.Ratio of overseas sales                 28.9 %              6.8 %            19.5 %             6.7 %            61.9 %
  against consolidated sales
-------------------------------- ------------------ ------------------ ----------------- ----------------- -----------------

                                       For the previous fiscal year        (   From January 1, 2000    )
                                                                               To December 31, 2000
                                 ------------------ ------------------ ----------------- ----------------- -----------------
                                       North             Taiwan             Europe           Others             Total
                                      America
-------------------------------- ------------------ ------------------ ----------------- ----------------- -----------------
 I. Overseas sales                      6,258,300          1,503,037         4,126,420         1,595,093        13,482,851
 II.Consolidated sales                                                                                          21,834,797
 III.Ratio of overseas sales                 28.7 %              6.9 %            18.9 %             7.3 %            61.7 %
  against consolidated sales
-------------------------------- ------------------ ------------------ ----------------- ----------------- -----------------

(Note)     1. Overseas sales are sales to countries/regions other than Japan by
              Trend Micro Inc. and its consolidated subsidiaries.

           2. Classification of countries/region is based on geographical proximity.

           3. Classification    North America  :      USA
                                Europe         :      Italy, Germany, France, UK
                                Others         :      Korea, Australia, Brazil,
                                                      Hong Kong, Malaysia,
                                                      Mexico and New Zealand

5.       Lease transactions      None
--       ------------------

6. Fair Market Value of Marketable Securities
---------------------------------------------

     * Regarding "Marketable securities with market value" classified at the first half of previous fiscal year and Investments in subsidiaries and affiliates" for the first half of current fiscal year, they are described in the notes of the Non-consolidated financial statements for the first half of current year.

(1)      Other securities with fair market value

                                                                                             (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------
              Classification                              For the first-half of the current fiscal year
------------------------------------------------------------------------------------------------------------------------
             Other securities                  Acquisition cost        Recorded amount on            Difference
                                                                        Consolidated B/S
------------------------------------------------------------------------------------------------------------------------
1.       Equity securities                                 332,475                  737,206                   404,730
2.       Debt securities
     Government bond/Municipal bond                              -                        -                         -
     Corporate bond                                      1,700,000                1,768,510                    68,510
     Others                                                      -                        -                         -
3.       Others                                              9,995                    9,781                     (214)
------------------------------------------------------------------------------------------------------------------------
                  Total                                  2,042,471                2,515,498                   473,027
------------------------------------------------------------------------------------------------------------------------
(2)      Major securities market value non-applicable
                                                                    (Thousands of yen)
-------------------------------------------------------------------------------------------------
                                                                    As of June 30, 2001
                     Classification
-------------------------------------------------------------------------------------------------
Other securities                                            Recorded amount on consolidated B/S
1.       Unlisted securities
                   (excluding OTC transaction securities)                                428,223
2.       Others                                                                                -
-------------------------------------------------------------------------------------------------
Total                                                                                    428,223
-------------------------------------------------------------------------------------------------

                    Market value of the marketable securities

                                                                                                     (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------
          Current/Non-current                                  FY 2000 (As of December 31,2000)
------------------------------------------------------------------------------------------------------------------------
                                          Recorded amount on B/S      Fair market value        Appraisal gain (loss)
------------------------------------------------------------------------------------------------------------------------
  Securities classified as current
  assets
   Equity securities                                 172,475                   172,475                          -
   Debt securities                                 1,700,000                 1,711,050                     11,050
   Others                                                  -                         -                          -
                                        --------------------------------------------------------------------------------
   Sub-total                                       1,872,475                 1,883,525                     11,050
------------------------------------------------------------------------------------------------------------------------
  Securities classified as
  non-current assets
   Equity securities                                       -                         -                          -
   Debt securities                                         -                         -                          -
   Others                                                  -                         -                          -
                                        --------------------------------------------------------------------------------
   Sub-total                                               -                         -                          -
------------------------------------------------------------------------------------------------------------------------
   Total                                           1,872,475                 1,883,525                     11,050
------------------------------------------------------------------------------------------------------------------------

(Note) 1.Calculation method of fair (market) value.

--------------------------------------------------------------------------------
                           For the fist-half of current fiscal year
--------------------------------------------------------------------------------
I.       Securities traded in the overseas over-the-counter market
           Based on price quotations in NASDAQ.
II.      Debt securities whose fair value are determinable
           Based on the standard indication price announced by Japan Securities Association.
--------------------------------------------------------------------------------

2.The amount of securities included in the balance sheets but excluded from the above table.

                                                                                (Thousands of yen)
------------------------------------------------------------------------------------------------------------------
                                                                               FY 2000
                                                                      (As of December 31, 2000)
------------------------------------------------------------------------------------------------------------------
 Securities classified as current assets:

 Mutual fund that is not affected by
 market volatility including medium-term JGB
  fund and MMF                                                                                             44
 [MMF included in above]                                                                              [     31]
------------------------------------------------------------------------------------------------------------------
 Securities classified as non-current assets:

 Non-listed equity securities excluding equity
 securities traded in the over-the-counter market                                                     600,198
 [Investments in subsidiaries and affiliates                  [including the investment in affiliates 182,472
   included above]                                              thousand yen )
------------------------------------------------------------------------------------------------------------------

7. Contract or Notional amount, FMV and Valuation gain (loss) of Derivatives
----------------------------------------------------------------------------

     Basic policies for derivative transactions

     A corporate policy of Trend Micro Group does not engage in derivative transactions. However, the interest cap trading and the interest rate swap had been made by ipTrend Incorporated (Tokyo, Chuo-ku), during fiscal year 2000, before the company's acquisition. These transactions had been made to avoid risks for interest rate fluctuation. The borrowing applied to the hedge was paid completely, when ipTrend Incorporated became a consolidated subsidiary. Although, these transactions are not in completion as of June 30, 2001, the company expects them to be settled with high degree of certainly. Trend Micro Group has no intention of changing. The contractor for the interest cap trading and the interest rate swap is the financial institution, which is trustworthy institution. No expectation is required for future losses because of any defaults.

Fair market value of the derivative transaction

   Contract or notional amount, fair market value and appraisal gain (loss)                      (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------
            Transaction type                                  FY 2001 (As of June 30, 2001)
-------------------------------------------------------------------------------------------------------------------
                                          Contract or notional amount    Fair market value  Appraisal gain (loss)
                                                            Over 1 year
-------------------------------------------------------------------------------------------------------------------
   Other than market transactions
   Interest rate cap
     Buy                                          100,000      100,000                 111               (3,088)
     [Option premium]                             [3,200]      [3,200]
  Interest rate swap
    Receive / floating and Pay /
fixed                                             200,000      200,000            (10,680)              (10,680)
-------------------------------------------------------------------------------------------------------------------
                 Total                            300,000      300,000            (10,569)              (13,768)
-------------------------------------------------------------------------------------------------------------------

Note: The amount of option premium is stated in [ ] and the fair market value of it and Appraisal gain (loss) are stated on the above.

Contract or notional amount, fair market value and appraisal gain (loss)                       (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------
            Transaction type                                FY 2000 (As of December 31, 2000)
-------------------------------------------------------------------------------------------------------------------
                                          Contract or notional amount    Fair market value  Appraisal gain (loss)
                                                            Over 1 year
-------------------------------------------------------------------------------------------------------------------
   Other than market transactions
   Interest rate cap
      Buy                                         100,000      100,000                  731              (2,468)
      [Option premium]                            [3,200]      [2,275]
  Interest rate swap
     Receive / floating and Pay/fixed             200,000      200,000               (7,482)             (7,482)
-------------------------------------------------------------------------------------------------------------------
                 Total                            300,000      300,000               (6,751)             (9,950)
-------------------------------------------------------------------------------------------------------------------

  Note: Calculation method of fair (market) value
Fair market value is determined based on the price, which is provided by the contractor of the financial institute.

(Significant subsequent events)

Members of the Trend Micro, Inc. board meeting on August 3, 2001 decided to transfer the business of the consolidated subsidiary ipTrend Inc (Chuo-ku, Tokyo) (100% Trend Micro controlling share) to Trend Micro and to IPSQUARE Inc (no human or capital relation to Trend Micro); the board also decided to commence dissolution and liquidation procedures of ipTrend (Chuo-ku). As for ipTrend (Taiwan), a 99.9%-owned subsidiary of ipTrend (Chuo-ku) and a consolidated subsidiary of Trend Micro, all the business will be transferred to Trend Micro (Taiwan) (99.9% Trend Micro controlling share) and will be liquidated.

1    Corporate profile of ipTrend Inc. (Chuo-ku, Tokyo)
     Address: 2-13-9 Ningyo-cho, Nihonbashi, Chuo-ku, Tokyo, Japan
     Representative: Mahendra Negi
     Business description: Providing Internet platform-related products and services
     Capital: 218 million yen
     Acquisition value of the shares: 2.8 billion yen
2    Business, properties, and liabilities to be transferred
     2.1  IPSQUARE Inc.
          Real-time OS Project and equipment, works in progress, and sales deposits involved in the project
     2.2  Trend Micro, Inc.
          All business and properties other than those mentioned above and the same amount of liabilities (Trend Micro will take over all the liabilities from third persons.)
3    Transfer price
     Transfer price will be calculated by the fair market value on the day of transfer.
4    Business transferring schedules
     Business transfer contracted on August 3, 2001
     Business transfer to be implemented by August 31, 2001
5    Dissolution date: September 3, 2001
6    Completion date for liquidation: December 2001
7    Reasons for dissolution and liquidation:
     To restructure the operations of ipTrend and improve efficiency of the group because the market of appliance servers for small and medium-sized businesses has not expanded fast enough.
8    Influence on Trend Micro in terms of consolidated business results
     8.1 The consolidated adjustment account incurred by acquisition of ipTrend's stock has been added up to intangible fixed assets and extinguished evenly for five years. With the decision of dissolution and liquidation, the unamortized balance of two billion yen will be extinguished across the board, and added up as an extraordinary loss during Trend Micro's interim consolidated fiscal period.
     8.2 It is expected that the influence on consolidated business results of Trend Micro by partial transfer of business of ipTrend (Chuo-ku) to IPSQUARE should be minor.

                                                                  August 3, 2001
                 Report of First-Half Results (Non-consolidated)
                    For Fiscal Year Ending December 31, 2001

    Company:           Trend Micro Incorporated                Tokyo Stock Exchange 1st Section
    Code:              4704                                    Location : Tokyo
    Address:           Odakyu Southern Tower, 10F 2-2-1 Yoyogi Shibuya-ku Tokyo, 151-8583 Japan

    Contact:           Title              Director, Chief Financial Officer
                       Name               Mahendra Negi                (Phone: 81-3-5334-3600)

    Date of the board of directors meeting
            authorizing the first-half results:                        August 3, 2001
    Adoption of semi-annual dividend system:            Yes

    Starting date of semi-annual dividend payment:  No semi-annual dividends were authorized for this semi-annual period.


1. Financial Highlights for the first half of FY 2001 (January 1, 2001 through June 30, 2001)

(1) Results of operations
(All figures except for per share information are rounded down to millions of yen.)

---------------------------------------------------------------------------------------------------------------------------------
                              Sales             Growth          Operating           Growth         Ordinary          Growth
                                                 rate            income              rate           income            rate
---------------------------------------------------------------------------------------------------------------------------------
                            Millions of yen               %   Millions of yen               %    Millions of yen              %
The first half of FY 01          7,066            78.9             2,699           454.2             2,779           491.3
The first half of FY 00          3,950            30.4               487          ( 60.0 )             470          ( 63.4 )
---------------------------------------------------------------------------------------------------------------------------------
FY 00 (annual)                   9,426                             2,734                             2,533
---------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------
                             Net income     Growth rate      Net income
                                                              per share
------------------------------------------------------------------------
                             Millions of                %       Yen
                                     yen
The first half of FY 01      ( 2,166)            -            ( 16.49)
The first half of FY 00         982            45.0            15.12
-----------------------------------------------------------------------
FY 00 (annual)                 2,038                            31.26
-----------------------------------------------------------------------

(Note)
1.  Weighted average number of  131,339,944 shares (for the first half of FY 01)
    shares                      65,005,579 shares (for the first half of FY 00)
    outstanding:                65,194,481 shares (for FY 00)
2.  Change in accounting policies:  Yes
3. The percentage of sales, operating income, ordinary income and net income are comparisons to the first half of prior fiscal year.

(2) Dividends
-----------------------------------------------------------------------
                              Semi-annual          Annual dividends per
                          dividends per share              Share
                                 (Yen)                     (Yen)
-----------------------------------------------------------------------

The first half of FY 01                         0                     -
The first half of FY 00                         0                     -
-----------------------------------------------------------------------

FY 00 (annual)                                  -                     0
-----------------------------------------------------------------------

(3) Financial Position

-------------------------------------------------------------------------------------------------------------------------------
                               Total assets          Shareholders' equity         Shareholders'         Shareholders' equity
                                                                                  equity ratio               per share
-------------------------------------------------------------------------------------------------------------------------------
         As of                Millions of yen          Millions of yen                            %            Yen
      June 30, 2001               41,809                    18,803                    45.0                     142.80
      June 30, 2000               31,226                    17,310                    55.4                     265.59
-------------------------------------------------------------------------------------------------------------------------------
    December 31, 2000             33,493                    19,655                    58.7                     299.80
-------------------------------------------------------------------------------------------------------------------------------

 (Note)
 1. Shares issued and outstanding at the end of period:     131,681,887 shares as of June 30,2001
                                                            65,172,669 shares as of June 30, 2000
                                                            65,560,421 shares as of December 31, 2000

2 Earning projections for the current fiscal year (January 1, 2001 through December 31, 2001)
-------------------------------------------------------------------------------------------------------------------------------
                                       Sales                        Ordinary income                      Net income
-------------------------------------------------------------------------------------------------------------------------------
                                  Millions of yen                   Millions of yen                   Millions of yen
  For the year ending                  14,000                            3,000                           ( 2,000 )
  December 31, 2001
-------------------------------------------------------------------------------------------------------------------------------

(Note) 1.  Projected consolidated net income per share for the current fiscal
year :            JPY  (15.21)

Supplementary information on the results (January 1, 2001 through June30, 2001)

The Company's sales revenues are mainly derived from licensing of its products, upgrading of its products and patterns files and post-contract support including customer support. Until the end of FY 2000, the Company had recognized sales revenues from customer support (which was included in post-contract support) at the beginning of the relevant support period. Effective from FY 2001, the method of the revenue recognition has been changed and sales revenues from customer support are deferred through Deferred revenue under Current liabilities and Non-current liabilities over the relevant support period.

For convenience of comparison, the result for the year ending June 30, 2001, are presented in two ways. Result based on the accounting policies applied from the first half of fiscal year, assumed result based on the accounting policies applied until the previous fiscal year and its differential are stated in the below.

                                                     (Millions of yen except for per share information)
       -------------------------------------------------------------------------------------------------------------
                                 Result of the first half       Assumed result of the     Increase(Decrease)
                                        of FY 2001              first half of FY 2001
                                                                 (based on Accounting
                                                                policies applied until
                                                                previous fiscal year)
       -------------------------------------------------------------------------------------------------------------
       Sales                                          7,066                       7,612                  ( 545)
       Ordinary income                                2,779                       3,325                  ( 545)
       Net income (loss)                          ( 2,166 )                     ( 226 )                 ( 1,939)
       Net income (loss)                          ( 16.49 )                    ( 1.73 )                 ( 14.77)
        per share
       -------------------------------------------------------------------------------------------------------------

[Information on net income per share and shareholders' equity per share]

For periodic comparison of net income per share and shareholders' equity per share, restated per share information reflecting the effect of stock split on March 31,2001 is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                               Net income (loss)      Shareholders' equity    Weighted average number       Shares issued and
                                   per share               per share           of shares outstanding     outstanding at the end
                                     (Yen)                   (Yen)                                              of period
---------------------------------------------------------------------------------------------------------------------------------
The first half of FY 01            (16.49)                  142.80                  131,339,944               131,681,887

The first half of FY 00              7.56                   132.79                  130,011,158               130,345,338
---------------------------------------------------------------------------------------------------------------------------------
FY 00(annual)                        15.63                  149.90                  130,388,962               131,120,842
---------------------------------------------------------------------------------------------------------------------------------

1. Non-consolidated Semi-annual Financial Statements
----------------------------------------------------
   (1) Non-consolidated semi-annual balance sheets
   -----------------------------------------------

                                                                                              (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------------
               Period                            At the end of the            At the end of the        Condensed balance sheet
                                                 first half of the            first half of the             at the end of
                                                 current fiscal year         previous fiscal year       previous fiscal year
        Account                                 (As of June 30, 2001)       (As of June 30, 2000)     (As of December 31, 2000)
--------------------------------------------------------------------------------------------------------------------------------
                                               Amount      Percentage       Amount      Percentage      Amount      Percentage
                                          --------------------------------------------------------------------------------------
                                                                    %                            %                           %
          (Assets)
I  Current assets
    1.    Cash and bank deposits      *2       23,950,538                   17,512,240                  16,271,731
    2.    Notes receivable, trade                       -                        1,058                           -
    3.    Accounts receivable,        *2        4,726,066                    3,213,461                   4,131,960
           trade
    4.    Marketable securities      *2*7               -                    2,242,848                   1,872,506
    5.    Treasury stock              *3            4,523                       22,421                      21,908
    6.    Inventories                              32,792                       33,781                      39,025
    7     Intercompany loan           *2        1,349,980                      387,982                     762,169
           receivables
    8.    Other accounts                          873,047                    1,573,185                     290,375
           receivable
    9.    Deferred tax assets                   1,764,611                      159,194                     500,494
    10.   Other current assets                    228,682                      155,037                     161,832
    11.   Allowance for doubtful
           accounts                             ( 473,275)                    ( 98,739)                  ( 106,649)
                                          ------------------          -------------------          ------------------
         Total current assets                  32,456,969        77.6       25,202,472        80.7      23,945,356        71.5
II  Non-current assets
    1.    Property and equipment      *1          266,152         0.6          238,882         0.8         260,871         0.8
    2.    Intangibles
      (1)   Software copyright                     46,070                      184,280                     115,175
      (2)   Software                              148,955                      173,151                     162,799
      (3)  Software in progress                   493,220                       30,631                     163,629
      (4)  Others                                  52,361                       72,120                      62,103
                                          ------------------          -------------------          ------------------
              Total intangibles                   740,608         1.8          460,183         1.5         503,707         1.5
    3.    Investments and other
           non-current assets
      (1)   Investments in          *2*7        2,824,316                            -                     397,730
             securities
      (2)   Investments in
             subsidiaries and        *2         3,894,043                    3,873,840                   6,960,940
             affiliates
      (3)  Deferred tax assets                     39,176                       79,274                      81,544
      (4)   Others                   *2         1,603,680                    1,386,620                   1,358,577
      (5)   Allowance for bad
             debts                               ( 15,477)                    ( 14,960)                   ( 15,534)
                                          ------------------          -------------------          ------------------
        Total investments and
         other non-current assets               8,345,739        20.0        5,324,775        17.0       8,783,260        26.2
                                          ------------------          -------------------          ------------------
        Total non-current assets                9,352,500        22.4        6,023,842        19.3       9,547,839        28.5
                                          ------------------          -------------------          ------------------
               Total assets                    41,809,470       100.0       31,226,314       100.0      33,493,195       100.0
                                          ==================          ===================          ==================

                                                                                                (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------------
                     Period                At the end of the first      At the end of the first half  Condensed balance sheet at
                                           half of the current fiscal   of the previous fiscal year   the end of the previous
        Account                            year                            (As of June 30, 2000)            fiscal year
                                             (As of June 30, 2001)                                    (As of December 31, 2000)
                                           -------------------------------------------------------------------------------------
                                                Amount      Percentage       Amount      Percentage      Amount     Percentage
--------------------------------------------------------------------------------------------------------------------------------
                                                                     %                           %                         %
              (Liabilities)
I Current liabilities
   1.    Accounts payable, trade                   24,801                        33,993                     36,658
   2.    Accounts payable, other       *2       1,569,093                       797,135                    819,825
   3.    Accrued corporate taxes
          and other                                 3,756                       489,000                  1,229,925
   4.    Allowance for sales returns              179,739                       128,940                    287,661
   5.    Stock warrants                         1,917,943                     1,508,667                  1,345,666
   6.    Deferred revenue                       3,011,041                             -                          -
   7.    Other current liabilities  *4            367,416                       215,165                    364,050
                                           -----------------           -------------------          -----------------
           Total current liabilities            7,073,791        16.9         3,172,902       10.2       4,083,788        12.2
II Long-term liabilities
   1.   Bond payable                           15,400,000                    10,700,000                  9,700,000
   2.   Deferred revenue                          335,737                             -                          -
   3.   Accrued severance                               -                        43,155                     53,716
         indemnities
   4.   Allowance for retirement                  196,423                             -                          -
         benefits
                                           -----------------           -------------------          -----------------
         Total long-term liabilities           15,932,160        38.1        10,743,155       34.4       9,753,716        29.1
                                           -----------------           -------------------          -----------------
         Total liabilities                     23,005,952        55.0        13,916,057       44.6      13,837,504        41.3

         (Shareholders' equity)
I   Common stock                       *5       6,799,373        16.3         5,618,852       18.0       6,182,838        18.5
II  Advance received for newly         *6               -           -             1,340        0.0             427         0.0
     issued stock
III Additional paid-in capital                   8,517,103        20.4         7,385,576       23.6       8,112,841        24.2
IV  Legal reserve                                   20,833         0.0            20,833        0.1          20,833         0.1
V   Retained earnings
    1.    Unappropriated retained
          earnings at the end of the
          period                                 3,172,626                     4,283,653                  5,338,749
                                           -----------------           -------------------          -----------------
        Total retained earnings                 3,172,626         7.6         4,283,653       13.7       5,338,749        15.9
                                           -----------------           -------------------          -----------------
VI  Valuation difference on other
     securities                                   293,580         0.7                 -          -               -          -
                                           -----------------           -------------------          -----------------
        Total shareholders' equity             18,803,517        45.0        17,310,256       55.4      19,655,690        58.7
                                           -----------------           -------------------          -----------------
        Total liabilities and
             shareholders' equity              41,809,470       100.0        31,226,314      100.0      33,493,195       100.0
                                           =================           ===================          =================

(2)Non-consolidated semi-annual income statements

                                                                                                 (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
                       Period                 For the first half of         For the first half of    Condensed income statement for
  Account                                   the current fiscal year      the previous fiscal year      the previous fiscal year
                                              (From January 1, 2001)        (From January 1, 2000)     (From January 1, 2000)
                                                 To June 30, 2001              To June 30, 2000         To December 31, 2000
----------------------------------------------------------------------------------------------------------------------------------
                                               Amount       Percentage       Amount      Percentage      Amount       Percentage
----------------------------------------------------------------------------------------------------------------------------------
                                                                      %                           %                           %
  I  Sales                                     7,066,538        100.0         3,950,190      100.0        9,426,589       100.0
 II  Cost of sales                 *6            320,302          4.5           332,167        8.4          625,267         6.6
     Allowance for sales returns                       -            -            36,737        0.9          195,458         2.1
                                         -----------------              -----------------            ----------------
      Gross profit                             6,746,235         95.5         3,581,286       90.7        8,605,863        91.3
III  Selling,general and                       4,046,471         57.3         3,093,378       78.3        5,871,643        62.3
      administrative expenses     *1*6
                                         -----------------              -----------------            ----------------
      Operating income                         2,699,764         38.2           487,907       12.4        2,734,219        29.0
 IV  Non-operating income          *2            298,684          4.2           139,369        3.5          439,650         4.7
  V  Non-operating expense         *3            219,152          3.1           156,415        4.0          639,873         6.8
                                         -----------------              -----------------            ----------------
      Ordinary income                          2,779,296         39.3           470,861       11.9        2,533,996        26.9
 VI  Unusual gains                 *4                  -            -         1,030,785       26.1        1,019,734        10.8
VII  Unusual losses                *5          6,376,441         90.2             2,195        0.0            5,027         0.1
                                         -----------------              -----------------            ----------------
      Income (loss) before taxes             ( 3,597,145)      ( 50.9)        1,499,451       38.0        3,548,703        37.6
      Corporate, inhabitant and
        enterprise tax                             3,756          0.1           607,845       15.4        1,945,570        20.6
      Income tax deferred                      1,434,778         20.3            91,316        2.3          434,886         4.6
                                         -----------------              -----------------            ----------------
      Net income (loss)                      ( 2,166,122)      ( 30.7)          982,923       24.9        2,038,019        21.6
      Retained earnings at
        the beginning of the year              5,338,749                      3,153,577                   3,153,577
      Cumulative effects of
        adopting deferred tax
         accounting                                    -                        147,152                     147,152
                                         -----------------              -----------------            ----------------
      Unappropriated retained                  3,172,626                      4,283,653                   5,338,749
      Earnings at the end of the period
                                         =================              =================            ================
----------------------------------------------------------------------------------------------------------------------------------

Significant accounting policies and practices for preparing non-consolidated semi-annual financial statements.


------------------------------------------------------------------------------------------------------------------------------------
1. Accounting for evaluation of securities        (1)  Securities
                                                   (1) Investments in affiliates and in subsidiaries
                                                       Moving average cost method

                                                   (2) Other securities
                                                       Other securities with fair market value:
                                                           The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly, not to reflect to net earnings and cost of selling is determined by the weighted average method.

                                                       Other securities without a market value:
                                                        The securities are stated at the weighted average cost.

                                                      (Additional information)
                                                      For the financial instruments, "Accounting Standard for financial instruments"
                                                      (("Argument of establishment for Accounting Standard for Financial
                                                      Instruments") Business Accounting Deliberation Council, January 22, 1999), is
                                                      applied from the first half of current fiscal year. According to the adoption, the valuation basis and the method for securities are changed. The change resulted in increase of ordinary income by 77,269 thousand yen and in decrease of losses before taxes by 77,269 thousand yen.

                                                      In addition, the other securities, which are classified as "Marketable securities" til previous fiscal year, are classified as "Investment in securities" uneffective from the first half of current fiscal year under review. The classification resulted in increase of other securities in
                                                      "Investment in securities" by 473,240 thousand yen and "Deferred tax liabilities" of 198,997 thousand yen was recognised. Finally, 274,243 thousand yen of "Valuated difference on other securities" is recognised under
                                                      Shareholders equity (The difference from 293,580 thousand yen disclosed on the balance sheet) is caused by the translation of security in foreign currency.

                                                      The classification also resulted in decrease of Marketable securities under
                                                      Current assets by 1,872,475 thousand yen and in increase of Investment in securities by 1,872,475 thousand yen.

                                                  (2)   Inventories
                                                        Finished goods . Raw materials . Supplies
                                                          Moving average cost method
---------------------------------------------------------------------------------------------------------------------------
2.  Depreciation  and  amortization  method  for  (1) Property and equipment
    fixed assets                                         Declining-balance method

                                                  (2) Intangibles
                                                      [Software for mass sale]
                                                      Straight-line method over the estimated useful lives
                                                                                    (12 months).
---------------------------------------------------------------------------------------------------------------------------

                                                      [Software for internal use]
                                                      Straight-line method over the estimated useful lives (5 years).

                                                      [Other intangibles]
                                                      Straight-line method

                                                  (3) Long-term prepaid expense
                                                           Amortization is computed by a straight-line method

------------------------------------------------------------------------------------------------------------------------------------
3. Accounting for deferred assets                    Issuing costs of stocks and bonds are charged to expenses when incurred.
------------------------------------------------------------------------------------------------------------------------------------
4. Accounting policies for provisions             (1)   Allowance for doubtful accounts

                                                        As contingency against losses from default of note and account receivable, the allowance for doubtful accounts is provided. The amount is determined using a percentage based on own actual doubtful account loss against total of debts and an amount, which takes into consideration the possibility of recovering specific liabilities.

                                                        (Additional information)
                                                        For the financial instruments, from the current fiscal year, pursuant to
                                                        "Accounting Standards for financial instruments" (("Argument of establishment for Accounting Standard for Financial Instruments") Business
                                                        Accounting Deliberation Council, January 22, 1999), The recording principal of Allowance for doubtful accounts is changed (The allowance for bad debts is recognized at a percentage based on the accomplishments instead of a statutory prescribed percentage). The adoption had no significant effect.

                                                  (2)   Allowance for sales return

                                                        In order to reserve future losses from sales return subsequent to the fiscal year end, allowance for sales return is provided based on the past experience in the sales return.

                                                  (3)   Allowance for retirement benefits

                                                        In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities at the end of the period under review. The difference from the changing accounting standard 106,581 thousand yen is recognised as an expense under Unusual losses.

                                                        (Additional information)
                                                        From the current fiscal year, pursuant to "Accounting Standards for
                                                        Retirement Benefits Obligation" (("Argument of establishment for Accouting
                                                        Standard for Retirement Benefits Obligation") Business Accounting
                                                        Deliberation Council, June 16, 1998), allowance is provided. The adoption resulted in an increase of retirement benefits expense by 119,759 thousand yen, a decrease of Ordinary income by 11,529 thousand yen and a increase of losses before taxes by 118,111 thousand yen. Amount of accrued severance indemnities, which was recognised until previous fiscal year, is included and disclosed in Allowance for retirement benefits.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
5. Translation of major foreign-currency                Foreign-currency financial receivables and liabilities are
   assets and liabilities into Yen.                     translated into yen at the spot rate effective at the end of the period. Exchange differential is treated as a profit/loss.

                                                        (Additional information)
                                                        From the first half of current fiscal year, the company adopted revised accounting standards for foreign currency transactions (Views on Revision of
                                                        Accounting Standards for Foreign Currency Transactions, etc., issued by
                                                        Business Accounting Deliberation Council on October 22, 1999). The adoption had no significant effects on profits and losses.

------------------------------------------------------------------------------------------------------------------------------------
6. Accounting for leased assets                         Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
7. Other important matters for preparing          (1)   Consumption tax
   semi-annual financial statements
                                                        Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

                                                  (2)   Accounting for stock warrants that was granted to some officers and employees.

                                                        The Company has adopted incentive plans where warrants to purchase parent company's shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warrants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is only one of the compensation scheme which grants warrants to directors and employees.
                                                        Warrant portion of the bonds is recorded as "warrant account" upon issuance and then transferred to "additional paid-in capital" upon exercise.

                                                  (3)   Change of policy and method of revenue recognition for PostContract
                                                        Customer Support Service (PCS)

                                                        Basically, The product license agreement, which the company contract with the end-user, states the article for PCS (customer support and upgrading of products and its pattern files).

                                                        Till previous fiscal year, whole revenue of the company applied to each product license agreement including a portion of PCS revenue had been recognized when the license is delivered to user. From the first half of current fiscal year, the revenue recognition method for portion of PCS is changed as follows. Portion of PCS revenue is recognized separately from whole revenue and it is deferred as Deferred revenues under Current liabilities and Non-current liabilities based on contracted period. Deferred revenue is finally recognized for the contracted period evenly.

                                                        As per the tendency of the company that the ratio of site license products revenue (to corporation user) is getting larger than as before compared with package products revenue (to private user), the ratio of a portion of PCS revenue is increased. As the result of the above, the companies adopt new revenue recognition policy on PCS, in order to recognize proper periodic profits and losses accurately.

                                                        According to the above change, PCS revenue 2,800,962 thousand yen, which should be deferred by the company as of the beginning of the current fiscal year applied to the prior year's revenues, is stated as Losses on prior year adjustment under Unusual losses at the first half of current period. And it resulted in a decrease of Operating income and Ordinary income by 545,816 thousand yen and in increase of losses before taxes by 3,346,779 thousand yen.
-----------------------------------------------------------------------------------------------------------------------------------

Changes in presentation
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for sales return indicated independently until the previous fiscal year is deducted from sales amount immediately from the first half of current fiscal year. Allowance for sales return cause sales revenue to increase by 107,922 thousand yen in this period.
-----------------------------------------------------------------------------------------------------------------------------------

Notes
-----

(Non-consolidated semi-annual balance sheets)
                                                                                                            (In thousands)
-----------------------------------------------------------------------------------------------------------------------------
       At the end of the first half               At the end of the first half
        of the current fiscal year                of the previous fiscal year          At the end of the previous fiscal year
          (As of June 30, 2001)                      (As of June 30, 2000)                    (As of Dec. 31, 2000)
-----------------------------------------------------------------------------------------------------------------------------
*        1 Accumulated depreciation of     *        1 Accumulated depreciation of   *        1 Accumulated depreciation of
   property and equipment                      property and equipment                     property and equipment
                       JPY 231,119                                 JPY 155,696                                JPY 192,765

-----------------------------------------------------------------------------------------------------------------------------
                                            *  2 Major assets and liabilities       * 2 Major assets and liabilities
                                               denominated in foreign currencies      denominated in foreign currencies
                                               are as follows.                        are as follows.
                                               Accounts in foreign currency in JPY    Accounts in foreign currency in JPY
                                            Cash and bank                             Cash and bank deposits
                                                deposits US$       4,837   510,310            US$        11,123     1,276,932
                                            Accounts receivable,                      Accounts receivable,
                                                trade US$          6,523   688,253      trade US$         7,805       896,078
                                            Marketable securities                     Marketable securities
                                                      US$          4,255   442,817            US$         1,502       172,476
                                            Intercompany                             Intercompany
                                              loan receivables                         loan receivables
                                                      US$          3,063   323,532             US$        3,693       424,049
                                                      AU$            140     8,869             GBP          406        69,573
                                                      GBP            106    16,998   Investments in securities
                                            Investments in                                     US$        2,000       215,730
                                            subsidiaries                             Investments in
                                            and affiliates US$     1,276   146,429   subsidiaries
                                                      NT$       $353,999 1,434,300   and affiliates US$   1,276       146,429
                                                      GBP            110    20,611             NT$      436,499     1,721,400
                                            Others (Investments                                GBP          110        20,611
                                            and other assets)        501    51,925   Other (Investments
                                                                                     and other assets) US$  501        57,590
                                            Accounts                                 Accounts
                                                  payable, other                      payable, other US$  2,709       311,103
                                                      US$          3,511   370,355             NT$       36,848       127,790
                                                      GBP             11     1,859             DM           221        12,082
                                                      DM             632    32,459             GBP           24         4,195
-----------------------------------------------------------------------------------------------------------------------------
*        3 Number of treasury stocks       *        3 Number of treasury stocks     *        3 Number of treasury stocks
                        916 shares                                1,374 shares                               2.631 shares
-----------------------------------------------------------------------------------------------------------------------------
*        4 Presentation of                 *        4 Presentation of               *        4 Presentation of
               consumption tax                             consumption tax                           consumption tax
Net of consumption tax paid and             Net of consumption tax paid and           Net of consumption tax paid and
consumption tax received are included in    consumption tax received are included     consumption tax received are included
other current liabilities.                  in other current liabilities.             in other current liabilities.

-----------------------------------------------------------------------------------------------------------------------------
*        5 Description of increases in      *        5 Description of increases in    *        5 Description of increases in
   the number of shares issued                 the number of shares issued               the number of shares issued

Exercise of stock warrants detached from    Exercise of stock warrants detached       Exercise of stock warrants detached
bonds                                       from bonds                                  from bonds

 -Number of shares issued                    -Number of shares issued                  -Number of shares issued
                    442,239 shares                              329,769 shares                           717,521 shares
 -Issue price per share                      -Issue price per share                    -Issue price per share
                       JPY -                                      JPY  -                                     JPY    -
 -Increase in common stock                   -Increase in common stock                 -Increase in common stock
                       JPY 445,635                                JPY 204,192                                JPY 768,178
Stock split

 -Number of shares issued
                 65,679,227 shares
 -Issue price per share
                       JPY  -
 -Increase in common stock
                       JPY 170,900
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                            *        6   Advance received for newly   *        6   Advance received for newly
                                               issued stocks are the paid-in             issued stocks are the paid-in
                                               capital proceeds from exercise of         capital proceeds from exercise of
                                               stock warrants. On July 3, 2000,          stock warrants.  1,500 stocks were
                                               1,356 stocks were newly issued.           newly issued.
                                               JPY 670 thousands were appropriated       JPY 214 thousands were appropriated
                                               to common stock and JPY 669               to common stock and JPY 213
                                               thousands were appropriated to            thousands were appropriated to
                                               additional paid-in capital.               additional paid-in capital.

-----------------------------------------------------------------------------------------------------------------------------
                                            *        7  Additional information

                                             JPY  417,600  thousands  of stocks  and
                                            JPY 1,800,000  thousands of bonds, which
                                            had been  recorded  as  "Investments  in
                                            securities" in non-current  assets, were
                                            reclassified to "Marketable  securities"
                                            in current  assets in the  first-half of
                                            current fiscal year.
-----------------------------------------------------------------------------------------------------------------------------

(Non-consolidated semi-annual income statement)

                                                                                                 (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------
 For the first half of the current fiscal      For the first half of the previous           For the previous fiscal year
                   year                                   fiscal year
       (From January 1, 2001                        (From January 1, 2000                      (From January 1, 2000
          To June 30, 2001)                           To June 30, 2000)                         To December 31 2000)
------------------------------------------------------------------------------------------------------------------------------
*       1 Major components of selling,      *        1 Major components of            *        1 Major components of selling,
       general and administrative              selling, general and administrative            general and administrative
           expenses are as follows.             expenses are as follows.                         expenses are as follows.

Advertising and sales                       Advertising and sales                     Advertising and sales
            promotions          208,144                 promotions       339,247                    promotions        533,333
Salaries and bonuses            830,865     Salaries and bonuses         698,684      Salaries and bonuses          1,339,050
Allowance for                               Pension and severance                     Pension and severance costs      26,485
     retirement benefit         28,351                        costs       12,966
Depreciation expense            30,575      Depreciation expense          25,623      Allowance for doubtful
Service charge                  489,562     Service charge               276,447                       accounts        10,755
Research and                                Research and                              Depreciation expense             61,652
 development costs            1,038,519      development costs           880,251      Service charge                  359,501
Software maintenance fee        302,088     Amortization of                           Research and development
Amortization of                              software copyright           69,105       costs                          927,403
 software copyright             69,105                                                Software maintenance fee        966,591
------------------------------------------------------------------------------------------------------------------------------
*        2  Major components of             *        2  Major components of           *        2  Major components of
            non-operating income                        non-operating income                      non-operating income
Interest on securities            36,218    Interest on securities        27,331      Interest on securities           52,973
Interest income                   22,010    Interest income               15,312      Interest income                  45,836
Foreign exchange gain            227,396    Foreign exchange gain         24,044      Foreign exchange gain           215,766
                                            Gain on sales of securities   65,376      Gain on sales of                119,649
------------------------------------------------------------------------------------------------------------------------------
*        3 Major components of              *        3 Major components of           *          3  Major components of
           non-operating expense                       non-operating expense                       non-operating expense
Bond  interests                  131,755    Bond  interests              77,946       Loss from  evaluation  of
Bond  issue cost                  34,180    Bond  issue cost             44,295       securities                     245,124
Warrants fees                     34,012    Loss on sale of                           Bonds interests                202,714
                                                   treasury stock        22,270       Bond issue cost                 44,295
                                                                                      Loss from sale of
                                                                                      treasury stock                  67,380
------------------------------------------------------------------------------------------------------------------------------
                                            *        4 Major component of             *        4 Major component of
                                                                 unusual gain                              unusual gain
                                            Gain from lawsuit
                                            settlement                1,030,785       Gain from lawsuit settlement 1,019,734
------------------------------------------------------------------------------------------------------------------------------
*        5 Major component of               *        5 Major component of             *        5 Major component of
                    unusual loss                                unusual loss                              unusual loss
Loss on prior year adjustment                Loss on disposal of                       Loss on disposal of
 (due to change in                           fixed assets                 2,195         fixed assets                   5,027
   revenue recognition)        2,800,962
Allowance for intercompany
 loans receivable                370,000
Valuation difference on investments in
 subsidiaries and affiliates   3,098,897

 Retirement benefit expense      106,581
------------------------------------------------------------------------------------------------------------------------------
*        6 Depreciation and amortization    *        6 Depreciation and               *        6 Depreciation  and amortization
   expense                                     amortization expense                               expense
Property and equipment         38,354       Property and equipment        31,839      Property and equipment            76,042
Intangible fixed assets       207,088       Intangible fixed assets      329,669      Intangible fixed assets          621,172
------------------------------------------------------------------------------------------------------------------------------


2. Lease transactions
---------------------
   None

3. Market value of the marketable securities
--------------------------------------------

* Regarding "Securities ( excluding investments in subsidiaries and affiliates with fair market value)" and "Marketable securities with market value" for the first half of current fiscal year, they are described in the notes of the consolidated financial statements for the first half of current fiscal year.
(1) FY 2000 (As of June 30, 2000)

                                                                                                   (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------
          Current/Non-current             Recorded amount on B/S      Fair market value        Appraisal gain(loss)
------------------------------------------------------------------------------------------------------------------------
  Securities classified as current assets
   Equity securities                                 465,238                 1,394,774                    929,535
[Treasury stock included above]                     [22,421]                  [24,045]                    [1,623]
   Debt securities                                 1,800,000                 1,811,280                     11,280
   Others                                                  -                         -                          -
------------------------------------------------------------------------------------------------------------------------
   Sub-total                                       2,265,238                 3,206,054                    940,815
------------------------------------------------------------------------------------------------------------------------
Securities classified as
  non-current assets
   Equity securities                                       -                         -                          -
   Debt securities                                         -                         -                          -
   Others                                                  -                         -                          -
------------------------------------------------------------------------------------------------------------------------
   Sub-total                                               -                         -                          -
------------------------------------------------------------------------------------------------------------------------
   Total                                            2,265,238                 3,206,054                    940,815
------------------------------------------------------------------------------------------------------------------------

(Note) 1. Calculation method of fair (market) value.
--------------------------------------------------------------------------------
                        For the fist-half of the previous fiscal year
--------------------------------------------------------------------------------
       (1) Securities traded in the overseas over-the-counter market
           Based on price quotations in NASDAQ.
       (2) Securities traded in the domestic over-the-counter market
           Based on price quotations announced by Japan Securities Association.
       (3) Debt securities whose fair value are determinable
           Based on the standard indication price announced by Japan Securities Association.
--------------------------------------------------------------------------------

       2. The amount of securities included in the balance sheets but excluded from the above table.

                                                                                  (Thousands of yen)
-----------------------------------------------------------------------------------------------------------
                                                                                   FY 2000
                                                                             As of June 30, 2000
-----------------------------------------------------------------------------------------------------------
 Securities classified as current assets:

 Mutual fund that is not affected by market  volatility  including
 medium-term JGB fund and MMF                                                                       30
 [MMF included above]                                                                         [     30 ]
-----------------------------------------------------------------------------------------------------------
 Securities classified as non-current assets:

 Non-listed equity securities excluding equity securities traded                             3,873,840
 in the over-the-counter market

 [Investments in subsidiaries and affiliates included above]                            [     3,873,840]
-----------------------------------------------------------------------------------------------------------

(2) FY 2001 (As of June 30, 2001)

Subsidiaries and affiliaties : No fair market value



(Significant subsequent events)

Members of the Trend Micro, Inc. board meeting on August 3, 2001 decided to transfer the business of the consolidated subsidiary ipTREND Inc (Chuo-ku, Tokyo) (100% Trend Micro controlling share) to Trend Micro and to IPSQUARE Inc (no human or capital relation to Trend Micro); the board also decided to commence dissolution and liquidation procedures of ipTREND (Chuo-ku). As for ipTREND (Taiwan), a 99.9%-owned subsidiary of ipTREND (Chuo-ku) and a consolidated subsidiary of Trend Micro, all the business will be transferred to Trend Micro (Taiwan) (99.9% Trend Micro controlling share) and will be liquidated.

1    Corporate profile of ipTREND Inc. (Chuo-ku, Tokyo)
     Address: 2-13-9 Ningyo-cho, Nihonbashi, Chuo-ku, Tokyo, Japan
     Representative: Mahendra Negi
     Business description: Providing Internet platform-related products and services
     Capital: 218 million yen
     Acquisition value of the shares: 2.8 billion yen
2    Business, properties, and liabilities to be transferred
     2.1  IPSQUARE Inc.
          Real-time OS Project and equipment, works in progress, and sales deposits involved in the project
     2.2  Trend Micro, Inc.
          All business and properties other than those mentioned above and the same amount of liabilities (Trend Micro will take over all the liabilities from third persons.)
3    Transfer price
     Transfer price will be calculated by the fair market value on the day of transfer.
4    Business transferring schedules
     Business transfer contracted on August 3, 2001
     Business transfer to be implemented by August 31, 2001
5    Dissolution date: September 3, 2001
6    Completion date for liquidation: December 2001
7    Reasons for dissolution and liquidation:
     To restructure the operations of ipTREND and improve efficiency of the group because the market of appliance servers for small and medium-sized businesses has not expanded fast enough.
8    Influence on Trend Micro in terms of business results
     8.1 With the business transfer, dissolution, and liquidation of ipTREND with excessive liabilities as of June 30, 2001, the loan from Trend Micro is expected to be abandoned. Accordingly, 370 million yen will be added up as an allowance for doubtful accounts, and the whole value of the stock of ipTREND (2.8 billion yen) will be written down, which will be added as an extraordinary loss in this interim fiscal period.
     8.2 It is expected that the influence on business results of Trend Micro by partial transfer of business of ipTREND should be minor.

                    Supplementary information (Consolidated)
                    ----------------------------------------

(1)      Manufacturing result
-----------------------------

                                                                                       (Thousands of yen)
------------------------------------------------------------------------------------------------------------------
                             Period              (    From January 1, 2001    )   (   From January 1, 2000    )
   Products                                             To June 30, 2001             To December 31, 2000
------------------------------------------------------------------------------------------------------------------
         P C Client                                             4,116                           39,002
------------------------------------------------------------------------------------------------------------------
         LAN Server                                            15,735                            7,879
------------------------------------------------------------------------------------------------------------------
         Internet Server                                      154,956                          149,751
------------------------------------------------------------------------------------------------------------------
         Other Products                                        10,290                           56,938
------------------------------------------------------------------------------------------------------------------
     Internet based  products/ service                        356,427                          680,722
------------------------------------------------------------------------------------------------------------------
                       Sub-total                              541,525                          934,292
------------------------------------------------------------------------------------------------------------------
     Other service                                                  0                           16,700
------------------------------------------------------------------------------------------------------------------
                         Total                                541,525                          950,992
------------------------------------------------------------------------------------------------------------------

     (Note)
     1. Amount is based on manufacturing expense.
     2. Consumption tax is not included in the amount above.

(2)  Sales result
-----------------

                                                                                               (Thousands of yen)
     ------------------------------------------------------------------------------------------------------------------
                                  Period              (    From January 1, 2001    )   (   From January 1, 2000    )
        Products                                             To June 30, 2001             To December 31, 2000
     ------------------------------------------------------------------------------------------------------------------
              P C Client                                         4,320,161                        4,926,095
     ------------------------------------------------------------------------------------------------------------------
              LAN Server                                         1,237,716                        2,163,586
     ------------------------------------------------------------------------------------------------------------------
              Internet Server                                    4,513,593                        8,021,347
     ------------------------------------------------------------------------------------------------------------------
              Other Products                                       209,099                          870,137
     ------------------------------------------------------------------------------------------------------------------
          Internet based  products/ service                        505,043                        1,218,954
     ------------------------------------------------------------------------------------------------------------------
                            Sub-total                           10,785,615                       17,200,119
     ------------------------------------------------------------------------------------------------------------------
          Other service                                          2,153,739                        4,634,678
     ------------------------------------------------------------------------------------------------------------------
                              Total                             12,939,355                       21,834,797
     ------------------------------------------------------------------------------------------------------------------

(Note)
1. Quantity is omitted due to many types of products included in one product line.